FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.	**0000815018**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 12, 2005, Series 2005-OPT1	**333-106982**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05054836


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH. D.C.
203
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: ____________, 2005

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: ______________________________
Name: Glenn McIntyre
Title: Director

By: ______________________________
Name: Vadim Khoper
Title: Associate Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.


MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2005-OPT1
Mortgage Pass-Through Certificates

$1,617,410,000
(APPROXIMATE)

Option One Mortgage Corporation
(ORIGINATOR AND MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

April 15, 2005


UBS
Investment
Bank



COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Option One Mortgage Corporation (the "Originator and Master Servicer"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator and Master Servicer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.



MASTR Asset Backed Securities Trust 2005-OPT1
Mortgage Pass-Through Certificates
$1,617,410,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S / M / F
A-1[6]	679,598,000	FLT / SEN / PT	2.20 / 2.41	06/05 – 04/11 – 06/19	March 2035	AAA / Aaa / AAA
A-2[6]	75,511,000	FLT / SEN / MEZZ	2.20 / 2.41	06/05 – 04/11 – 06/19	March 2035	AAA / Aaa / AAA
A-3[6]	320,745,000	FLT / SEN / SEQ	1.00 / 1.00	06/05 – 02/07 – 02/07	March 2035	AAA / Aaa / AAA
A-4[6]	251,068,000	FLT / SEN / SEQ	3.00 / 3.00	02/07 – 04/11 – 06/11	March 2035	AAA / Aaa / AAA
A-5[6]	46,165,000	FLT / SEN / SEQ	5.95 / 8.47	04/11 – 04/11 – 02/19	March 2035	AAA / Aaa / AAA
M-1[6,7]	47,236,000	FLT / MEZ	4.45 / 4.89	12/08 – 04/11 – 03/16	March 2035	AA+ / Aa1 / AA+
M-2[6,7]	38,277,000	FLT / MEZ	4.37 / 4.78	10/08 – 04/11 – 07/15	March 2035	AA+ / Aa2 / AA+
M-3[6,7]	25,247,000	FLT / MEZ	4.32 / 4.70	10/08 – 04/11 – 01/15	March 2035	AA / Aa3 / AA+
M-4[6,7]	39,906,000	FLT / MEZ	4.27 / 4.62	08/08 – 04/11 – 08/14	March 2035	AA / NR / AA
M-5[6,7]	13,845,000	FLT / MEZ	4.24 / 4.55	08/08 – 04/11 – 10/13	March 2035	AA- / NR / AA-
M-6[6,7]	15,474,000	FLT / MEZ	4.23 / 4.50	07/08 – 04/11 – 05/13	March 2035	A+ / NR / A+
M-7[6,7]	18,731,000	FLT / MEZ	4.21 / 4.41	07/08 –04/11 – 11/12	March 2035	A / NR / A
M-8[6,7]	14,659,000	FLT / MEZ	4.21 / 4.30	06/08 – 04/11 – 03/12	March 2035	A- / NR / A-
M-9[6,7]	15,474,000	FLT / MEZ	4.08 / 4.08	06/08 – 04/11 – 06/11	March 2035	BBB+ / NR / BBB+
M-10[6,7]	8,144,000	FLT / MEZ	3.77 / 3.77	06/08 – 04/10 – 04/10	March 2035	BBB / NR / BBB
M-11[6,7]	7,330,000	FLT / MEZ	3.32 / 3.32	06/08 – 05/09 – 05/09	March 2035	BBB- / NR / BBB-

Notes:

(1) The Class A-1 and A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-3, A-4 and A-5 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M Certificates are supported by all the mortgage loans.

(2) The Class Certificates will be subject to the related Net WAC Rate Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 10%.

(4) See the Pricing Speed below.

(5) The Class A-1 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A Certificates will increase to 2.0x their initial margin, the margin on each of the Class M Certificates will increase to 1.5x their initial margin.

(7) The Class M Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR increasing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.


UBS Investment Bank

Transaction Highlights

- The Mortgage Loans consist of subprime fixed and adjustable rate, fully-amortizing, and interest-only, first and second lien residential Mortgage Loans originated by Option One Mortgage Corporation.
- The transaction consists of a Senior / Mezz / OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization as of the closing date of [0.65]%, Mortgage Insurance, and Excess Spread.
- The Mortgage Loans will be serviced by Option One Mortgage Corporation, rated SQ1 (Moody's), RPS1 (Fitch), and Strong (S&P).
- Radian Guaranty ("Radian") and Mortgage Guaranty Insurance Corporation ("MGIC") will provide Mortgage Insurance. Radian will provide Mortgage Insurance on 43.69% of the Mortgage Loans. MGIC will provide Mortgage Insurance on 26.17% of the Mortgage Loans. The Mortgage Insurance will provide coverage down to 60% LTV. Approximately 69.86% of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- The Certificates will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Cut-off Date.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2005-OPT1
- Intex: MABS05O1

Mortgage Pool Summary

	MASTR ABS 2005-OPT1 Mortgage Loans				
	Group 1		Group 2		Aggregate
	Adjustable Rate	*Fixed Rate*	*Adjustable Rate*	*Fixed Rate*	
Current Balance	$742,674,800	$153,065,638	$637,228,006	$95,842,250	$1,628,810,694
Number of Loans	4,321	1,005	2,908	583	8,817
Average Loan Balance	$171,876	$152,304	$219,129	$164,395	$184,735
Wtd. Avg. Gross Coupon	7.083%	7.280%	6.993%	7.249%	7.076%
Wtd. Avg. FICO(2)	612	630	614	633	615
Wtd. Avg. Original LTV(1)	80.33%	75.46%	79.54%	75.18%	79.26%
Wtd. Avg. Effective LTV(1)	64.03%	60.44%	65.18%	63.56%	64.11%
Wtd. Avg. Stated Rem Term (months)	356	342	356	346	354
Wtd. Avg. Seasoning (months)	4	4	4	4	4
Wtd. Avg. Months to Next Adj. Date	21	N/A	21	N/A	21
Wtd. Avg. Margin	5.156%	N/A	5.013%	N/A	5.090%
Wtd. Avg. Initial Rate Cap	2.995%	N/A	2.989%	N/A	2.992%
Wtd. Avg. Periodic Rate Cap	1.001%	N/A	1.001%	N/A	1.001%
Wtd. Avg. Maximum Rate	13.084%	N/A	12.994%	N/A	13.043%
Wtd. Avg. Minimum Rate	7.083%	N/A	6.991%	N/A	7.041%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.
(2) Excludes loans with no FICO scores.

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2005-OPT1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Securities Real Estate Securities Inc.
Originator & Master Servicer:	Option One Mortgage Corporation
Servicer Rating:	Primary Servicer: SQ1 (Moody's), RPS1 (Fitch), and Strong (S&P) Special Servicer: SQ2 (Moody's), RSS1 (Fitch), and Average (S&P)
Trustee and Custodian:	Wells Fargo Bank, N.A.
Mortgage Insurance Provider	Radian Guaranty ("Radian") (rated AA by S&P and Aa3 by Moody's) and Mortgage Guaranty Insurance Corporation ("MGIC") (rated AA by S&P and Aa2 by Moody's)
Lead Underwriter:	UBS Securities LLC
Securities:	Approximately $1,373,087,000 senior floating-rate Certificates ("Class A Certificates") and approximately $244,323,000 mezzanine Certificates ("Class M Certificates"). The Class A-1 and A-2 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans"). The Class A-3, A-4 and A-5 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans", and together with the Group I Mortgage Loans, the "Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class M Certificates.
Non-Offered Certificates:	N/A
Retained Certificates:	The Class CE Certificates, Class P Certificates, Class R Certificates and Class R-X Certificates.
Collateral:	As of May 1, 2005, the Mortgage Loans will consist of approximately 8,817 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans totaling approximately $1,628,810,694. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 5,326 mortgage loans totaling $895,740,438 and the Group II Mortgage Loans will represent approximately 3,491 mortgage loans totaling $733,070,256.
ERISA:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.



Transaction Overview

Expected Pricing Date:	On or about April [18], 2005
Expected Closing Date:	On or about May 12, 2005
Cut-off Date:	May 1, 2005
Record Date:	The business day immediately preceding each Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from the Cut-Off Date) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Optional Termination:	The majority holder of the Class CE Certificates, (or if such majority holder fails to exercise its option, the Master Servicer or NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.



Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination
4) Mortgage Insurance ("MI")

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the stepdown date an amount equal to approximately 0.70% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date (ii) on or after stepdown date 1.40% of ending mortgage balance but not less than 0.50% of the balance of the mortgage loans as of the Cut-off date, and (iii) If a trigger event is in effect, the OC Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the Aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in June 2008 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) for the Class A Certificates is greater than or equal to 31.40%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date

EXPECTED CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	15.70%	31.40%
M-1	12.80%	25.60%
M-2	10.45%	20.90%
M-3	8.90%	17.80%
M-4	6.45%	12.90%
M-5	5.60%	11.20%
M-6	4.65%	9.30%
M-7	3.50%	7.00%
M-8	2.60%	5.20%
M-9	1.65%	3.30%
M-10	1.15%	2.30%
M-11	0.70%	1.40%



Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage of the Class A Certificates; the percentage will be [48.00]%; or

(b) the aggregate amount of realized loss incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages as set forth below with respect to such Distribution Date:

Payment Date Occurring in	Percentage
June 2008 through May 2009	2.00% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
June 2009 through May 2010	2.50% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
June 2010 through May 2011	3.00% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
June 2011 and thereafter	3.25%

Group I Sequential Trigger Event:

A "Group I Sequential Trigger Event" is in effect on any Distribution Date if, (i) before the 37th Distribution Date, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 2.00%; or (ii) on or after the 37th Distribution Date, a Trigger Event is in effect.



Payment of Interest

Interest Payment Priority:

On each Distribution Date, the related Interest Remittance Amounts will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates and from the Group II Interest Remittance Amount, to the holders of the Class A-3, Class A-4, and Class A-5 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates. Any combined Interest Remittance Amount remaining after the distribution of the above will be available to pay any Senior Interest Distribution Amounts remaining unpaid;

(ii) to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such class;

(iii) to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such class;

(iv) to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such class;

(v) to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such class;

(vi) to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such class;

(vii) to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such class;

(viii) to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such class;

(ix) to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such class;

(x) to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such class;

(xi) to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such class; and

(xii) to the holders of the Class M-11 Certificates, the Interest Distribution Amount for such class.

Servicing Advances:

The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Pass-Through Rate:

The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for each class of Floating-Rate Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the related Maximum Cap Rate.

Administrative Fees:

The Servicing Fee calculated at the Servicing Fee Rate of 0.30% per annum for due periods 1 - 10, 0.40% per annum for due periods 11 - 30, 0.65% per annum for due periods 31 and thereafter, the Trustee Fee calculated at the Trustee Fee Rate of 0.02% per annum and the Mortgage Insurance premium payable on the loans covered by the Mortgage Insurance policy. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.



Payment of Interest

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent not allocated to interest accrued on the Class CE Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.

Net WAC Rate Cap: _Class A Certificates_: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-1 and Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-3, Class A-4, and Class A-5 Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based on 6-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable to the such Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

To mitigate the risk of such Basis Risk Shortfalls, the Certificates will benefit from the related interest rate Corridor Contracts. The notional schedules for the Corridor Contracts are available at the end of this term sheet.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each Class A and Class M Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate; and (b) the Servicing Fee Rate; and (c) the Mortgage Insurance Premium (if applicable).

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate and (c) the Mortgage Insurance Premium (if applicable).



Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, shall be distributed as follows:

(i) Group I Principal Distribution Amount will be distributed first, to the holders of the Class A-1 and Class A-2 Certificates, concurrently on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (ii) below, *sequentially* to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) Group II Principal Distribution Amount will be distributed first, *sequentially*, to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, until the Certificate Principal Balance have been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-1 and Class A-2 Certificates, concurrently, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero.

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xiii) to the holders of the Class M-11 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) above until the Certificate Principal Balance thereof has been reduced to zero.



Payment of Principal

Principal Payment Priority: *(continued)*

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) Group I Principal Distribution Amount will be distributed first, to the holders of the Class A-1 and Class A-2 Certificates, concurrently, up to the Group I Senior Principal Distribution Amount, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal up to the Group I Senior Principal Distribution Amount will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order until the Certificate Principal Balance thereof has been reduced to zero and second, any Group I Principal Distribution Amount remaining undistributed will be distributed *sequentially* to the holders of each class of Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order up to an amount equal to the Group II Senior Principal Distribution Amount remaining undistributed after taking into account the distribution of the Group II Principal Distribution Amount as described in (ii) below, until the Certificate Principal Balances thereof has been reduced to zero.

(ii) Group II Principal Distribution Amount will be distributed first, *sequentially* to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, up to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero and second, any Group II Principal Distribution Amount remaining undistributed will be distributed to the holders of the Class A-1 and Class A-2 Certificates, concurrently, up to the Group I Senior Principal Distribution Amount remaining undistributed after taking into account the distribution in (i) above, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order until the Certificate Principal Balances thereof have been reduced to zero.;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xiii) to the holders of the Class M-11 Certificates, the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.



Payment of Principal

Group I Principal Distribution Amount:	The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group I Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group I senior allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Group I senior allocation percentage).
Group II Principal Distribution Amount:	The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group II Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group II senior *allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction* Amount for such Distribution Date (based on the Group II senior allocation percentage).
Group I Senior Principal Distribution Amount:	The "Group I Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 68.60% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $4,478,702.
Group II Senior Principal Distribution Amount:	The "Group II Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-3, Class A-4, and Class A-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 68.60% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $3,665,351.
Class A Principal Distribution Amount:	The "Class A Principal Distribution Amount" is an amount equal to the sum of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount.
Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.



Payment of Principal

Class M-2 Principal Distribution Amount:

The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.

Class M-3 Principal Distribution Amount:

The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.

Class M-4 Principal Distribution Amount:

The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.

Class M-5 Principal Distribution Amount:

The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.

Class M-6 Principal Distribution Amount:

The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.

Class M-7 Principal Distribution Amount:

The "Class M-7 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.



Payment of Principal

Class M-8 Principal Distribution Amount:	The "Class M-8 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.
Class M-9 Principal Distribution Amount:	The "Class M-9 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.
Class M-10 Principal Distribution Amount:	The "Class M-10 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.
Class M-11 Principal Distribution Amount:	The "Class M-11 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $8,144,053.



Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated pro rata between the Group I Principal Distribution Amount and the Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;



Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:
(continued)

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Class A and the Class M Certificates any Net WAC Rate Carryover Amounts for such classes; and

(xxv) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.


UBS Investment Bank

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their May 1, 2005 scheduled balances respectively (except for Fico and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)		
Number of Mortgage Loans:	8,817				
Aggregate Current Principal Balance:	$1,628,810,694				
Average Current Principal Balance:	$184,735		$44,738	-	$1,445,989
Aggregate Original Principal Balance:	$1,633,694,548				
Average Original Principal Balance:	$185,289		$50,000	-	$1,450,000
Fully Amortizing Mortgage Loans:	100%				
Interest Only Loans:	17.60%				
1st Lien:	99.25%				
% MI	69.86				
Wtd. Avg. Gross Coupon:	7.076%		4.290%	-	12.500%
Wtd. Avg. Original Term (months):	358		120	-	360
Wtd. Avg. Remaining Term (months):	354		115	-	357
Margin (ARM Loans Only):	5.090%		2.590%	-	9.750%
Maximum Interest Rate (ARM Loans Only):	13.043%		10.290%	-	18.500%
Minimum Interest Rate (ARM Loans Only):	7.041%		4.290%	-	12.500%
Wtd. Avg. Original LTV (1):	79.26%		6.41%	-	100.00%
Wtd. Avg. Effective LTV(1)	64.11%				
Wtd. Avg. Borrower FICO:	615		500	-	815
Wtd. Avg. Debt to Income Ratio:	33.71%				
Geographic Distribution (Top 5):	California	24.49%			
	New York	10.26%			
	Massachusetts	8.98%			
	Florida	6.83%			
	New Jersey	4.62%			

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.



The Mortgage Loans (All Collateral)

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	123	6,123,122	0.38	49,781	8.962	65.18	578	74.86	12.20
50,001 - 100,000	2,018	153,932,614	9.45	76,280	8.276	78.58	602	78.11	4.47
100,001 - 150,000	2,139	267,528,289	16.42	125,072	7.462	79.01	608	73.24	1.13
150,001 - 200,000	1,629	283,374,388	17.40	173,956	7.108	78.77	609	65.76	0.37
200,001 - 250,000	983	220,844,319	13.56	224,664	6.912	78.65	613	58.74	0.20
250,001 - 300,000	691	188,977,734	11.60	273,484	6.792	79.30	619	53.45	0.00
300,001 - 350,000	430	139,466,754	8.56	324,341	6.754	81.38	623	49.24	0.00
350,001 - 400,000	334	124,840,545	7.66	373,774	6.684	80.69	628	50.48	0.00
400,001 - 450,000	164	69,729,891	4.28	425,182	6.451	81.50	633	42.45	0.00
450,001 - 500,000	134	63,887,175	3.92	476,770	6.592	80.50	629	43.26	0.00
500,001 - 550,000	59	31,079,634	1.91	526,773	6.449	82.58	637	45.74	0.00
550,001 - 600,000	51	29,485,627	1.81	578,150	6.608	82.26	624	57.06	0.00
600,001 - 650,000	16	10,054,527	0.62	628,408	6.717	78.81	622	49.99	0.00
650,001 - 700,000	6	3,978,884	0.24	663,147	7.172	82.42	630	17.09	0.00
700,001 - 750,000	13	9,544,074	0.59	734,160	6.646	73.60	614	23.24	0.00
750,001 - 800,000	4	3,117,821	0.19	779,455	6.199	72.55	688	24.63	0.00
800,001 - 850,000	3	2,481,964	0.15	827,321	6.960	76.66	649	0.00	0.00
850,001 - 900,000	4	3,531,125	0.22	882,781	6.461	65.65	605	50.02	0.00
900,001 - 950,000	3	2,775,128	0.17	925,043	6.704	72.22	605	33.01	0.00
950,001 - 1,000,000	4	3,912,388	0.24	978,097	7.070	68.72	611	24.85	0.00
1,000,001 - 1,250,000	8	8,698,703	0.53	1,087,338	6.489	61.36	628	36.96	0.00
1,250,001 - 1,500,000	1	1,445,989	0.09	1,445,989	7.900	50.00	514	100.00	0.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By Current Rate

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
4.501 - 5.000	92	25,227,940	1.55	274,217	4.921	76.61	664	69.99	0.00
5.001 - 5.500	280	74,189,226	4.55	264,962	5.337	75.31	658	68.02	0.00
5.501 - 6.000	846	211,449,456	12.98	249,940	5.841	76.04	645	58.80	0.00
6.001 - 6.500	1,186	273,711,163	16.80	230,785	6.306	77.59	635	56.31	0.00
6.501 - 7.000	1,586	327,963,600	20.14	206,787	6.801	80.17	626	54.76	0.00
7.001 - 7.500	1,159	210,278,547	12.91	181,431	7.296	80.91	610	58.26	0.05
7.501 - 8.000	1,282	213,658,026	13.12	166,660	7.776	81.61	593	59.96	0.24
8.001 - 8.500	775	109,095,535	6.70	140,768	8.276	82.38	581	68.82	0.66
8.501 - 9.000	690	87,240,651	5.36	126,436	8.778	80.80	566	64.85	1.72
9.001 - 9.500	310	34,697,963	2.13	111,929	9.270	80.45	562	69.28	4.15
9.501 - 10.000	287	30,862,502	1.89	107,535	9.774	78.33	554	72.50	8.45
10.001 - 10.500	147	14,366,651	0.88	97,732	10.259	77.45	552	68.39	14.69
10.501 - 11.000	88	7,646,918	0.47	86,897	10.753	73.34	542	66.99	17.72
11.001 - 11.500	52	5,277,334	0.32	101,487	11.272	73.02	537	60.94	19.90
11.501 - 12.000	24	1,950,019	0.12	81,251	11.758	69.80	531	58.17	19.51
12.001 - 12.500	12	1,096,907	0.07	91,409	12.308	67.70	525	47.55	33.33
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
<= 500	94	12,704,865	0.78	135,158	8.461	73.36	500	65.76	1.52
501 - 520	596	99,145,583	6.09	166,352	8.362	72.46	511	64.81	0.57
521 - 540	653	105,695,767	6.49	161,862	8.150	74.07	531	71.64	0.36
541 - 560	690	117,454,593	7.21	170,224	7.725	75.20	550	69.77	1.10
561 - 580	801	136,916,733	8.41	170,932	7.416	76.86	570	66.38	0.56
581 - 600	1,012	178,553,221	10.96	176,436	7.156	79.41	591	71.85	0.69
601 - 620	1,223	225,935,124	13.87	184,738	6.993	80.81	610	66.67	0.94
621 - 640	1,120	209,744,516	12.88	187,272	6.770	80.40	630	57.91	1.05
641 - 660	892	176,804,131	10.85	198,211	6.559	81.35	650	54.16	0.84
661 - 680	666	139,077,872	8.54	208,826	6.479	81.09	670	44.39	0.40
681 - 700	434	93,683,005	5.75	215,859	6.474	82.13	690	42.12	1.01
701 - 720	252	53,446,338	3.28	212,089	6.461	83.71	709	43.07	0.41
721 - 740	162	34,349,052	2.11	212,031	6.461	83.56	730	43.51	0.36
741 - 760	119	22,855,326	1.40	192,062	6.408	83.92	750	37.45	0.27
761 - 780	68	16,138,127	0.99	237,325	6.452	84.04	771	40.54	0.00
781 - 800	27	4,759,127	0.29	176,264	6.544	84.24	789	59.89	0.00
801 - 820	8	1,547,315	0.09	193,414	6.777	78.84	806	23.93	0.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	8,669	1,616,649,822	99.25	186,486	7.055	79.26	615	59.98	0.00
Second Lien	148	12,160,872	0.75	82,168	9.891	79.69	614	42.05	100.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	359	51,335,673	3.15	142,996	7.097	41.77	593	49.06	1.16
50.01 - 55.00	196	35,675,052	2.19	182,016	6.765	52.79	592	62.98	0.17
55.01 - 60.00	232	42,614,801	2.62	183,684	6.904	57.88	587	54.03	0.76
60.01 - 65.00	462	88,453,949	5.43	191,459	7.037	63.58	588	49.44	1.10
65.01 - 70.00	573	114,786,830	7.05	200,326	6.979	68.89	590	50.56	1.24
70.01 - 75.00	734	145,446,520	8.93	198,156	7.119	73.96	591	52.26	0.84
75.01 - 80.00	2,877	511,965,765	31.43	177,951	6.899	79.72	621	58.90	0.45
80.01 - 85.00	806	153,235,951	9.41	190,119	7.062	84.31	618	59.57	0.98
85.01 - 90.00	1,448	290,544,038	17.84	200,652	7.192	89.66	632	57.61	0.13
90.01 - 95.00	1,005	176,981,779	10.87	176,101	7.494	94.73	630	85.29	0.26
95.01 -100.00	125	17,770,336	1.09	142,163	7.657	99.30	675	85.50	16.57
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Full	5,850	974,803,698	59.85	166,633	7.117	80.56	606	100.00	0.52
Limited Income & Asset	33	7,489,722	0.46	226,961	7.709	76.79	582	0.00	1.07
No Income No Asset	85	17,921,159	1.10	210,837	6.758	78.83	711	0.00	0.00
No Ratio	1	136,242	0.01	136,242	6.250	85.00	662	0.00	0.00
Stated Doc	2,848	628,459,874	38.58	220,667	7.013	77.28	627	0.00	1.11
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**


UBS Investment Bank

The Mortgage Loans (All Collateral)

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refi	5,393	1,031,064,626	63.30	191,186	7.076	76.80	604	58.23	0.91
Purchase	2,754	479,908,298	29.46	174,259	7.040	84.27	643	60.11	0.50
Rate & Term Refi	670	117,837,770	7.23	175,877	7.218	80.43	605	72.92	0.33
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	6,808	1,218,847,914	74.83	179,032	7.079	78.81	611	61.06	0.81
Pud	721	149,482,554	9.18	207,327	7.044	81.44	616	63.80	0.68
Two Family	440	104,362,952	6.41	237,189	6.929	80.24	636	43.48	0.63
Low Rise Condo (2-4 floors)	398	70,171,959	4.31	176,311	7.186	80.68	625	52.54	0.64
Three Family	136	37,743,822	2.32	277,528	7.032	78.92	641	49.19	0.00
Manufactured Housing	210	23,664,434	1.45	112,688	7.337	78.71	643	97.28	0.00
Four Family	63	15,281,361	0.94	242,561	7.358	81.45	651	43.66	0.74
High Rise Condo (gt 8 floors)	27	6,471,974	0.40	239,703	6.982	81.12	642	57.10	1.20
Two-Four Family Units Unknown	13	2,656,015	0.16	204,309	6.948	78.97	641	38.42	0.00
Coop	1	127,709	0.01	127,709	8.870	80.00	514	0.00	0.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	8,061	1,507,984,486	92.58	187,072	7.039	79.11	612	61.47	0.78
Investor Occupied	638	97,088,074	5.96	152,176	7.655	81.80	659	40.44	0.32
Second Home	118	23,738,134	1.46	201,171	7.080	78.32	638	36.27	0.46
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Southern California	858	237,337,671	14.57	276,617	6.608	76.24	614	46.91	1.07
New York	665	167,060,137	10.26	251,218	6.965	77.53	625	42.84	1.66
Northern California	581	161,537,181	9.92	278,033	6.351	77.57	632	58.73	1.08
Massachusetts	608	146,225,208	8.98	240,502	6.754	77.01	624	49.71	0.61
Florida	735	111,231,724	6.83	151,336	7.496	79.72	613	56.46	1.64
New Jersey	329	75,231,584	4.62	228,667	7.153	76.24	607	51.02	0.34
Texas	551	67,545,885	4.15	122,588	7.771	81.31	598	68.32	0.09
Michigan	409	52,401,919	3.22	128,122	7.503	83.52	602	76.19	0.00
Illinois	317	51,139,727	3.14	161,324	7.612	82.14	608	71.47	0.11
Virginia	296	50,449,301	3.10	170,437	7.602	81.09	597	72.59	0.60
Other	3,468	508,650,358	31.23	146,670	7.307	81.58	613	71.54	0.34
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



Description Of The Total Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	124	12,597,297	0.77	101,591	7.488	67.92	617	60.58	3.83
181 - 240	78	8,935,849	0.55	114,562	7.567	70.63	623	59.17	8.48
301 - 360	8,615	1,607,277,548	98.68	186,567	7.070	79.40	615	59.85	0.68
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 YR FIXED	6	692,918	0.04	115,486	7.678	82.59	608	100.00	0.00
15YR FXD	97	9,919,074	0.61	102,258	7.524	66.42	618	54.74	4.86
15/6 MONTH LIBOR/30 YR	2	464,727	0.03	232,364	8.189	94.28	666	100.00	0.00
20YR FXD	78	8,935,849	0.55	114,562	7.567	70.63	623	59.17	8.48
2/6 MONTH LIBOR	5,797	1,021,776,359	62.73	176,260	7.253	79.45	603	59.38	0.00
2/6 MONTH LIBOR -60 MONTHS IO	900	249,272,069	15.30	276,969	6.311	82.23	643	59.20	0.00
30YR FXD	1,377	221,212,043	13.58	160,648	7.270	75.79	632	64.15	4.94
30YR FXD -60 MONTHS IO	30	8,148,005	0.50	271,600	6.553	78.91	660	76.06	0.00
3/6 MONTH LIBOR	416	75,601,120	4.64	181,733	6.914	79.74	622	54.37	0.00
3/6 MONTH LIBOR -60 MONTHS IO	101	29,327,603	1.80	290,372	6.133	80.06	650	61.57	0.00
6 MONTH LIBOR	13	3,460,928	0.21	266,225	7.297	72.29	563	39.70	0.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	2,850	530,802,778	32.59	186,247	7.217	78.81	613	55.28	1.06
12	482	112,391,405	6.90	233,177	6.928	76.47	624	52.87	0.36
24	4,327	798,705,118	49.04	184,586	6.999	80.54	612	62.59	0.21
30	9	1,767,385	0.11	196,376	7.431	84.20	602	72.31	0.00
36	1,149	185,144,008	11.37	161,135	7.090	76.68	632	65.23	2.42
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	593	104,720,678	6.43	176,595	7.659	75.80	556	67.73	0.55
AA	1,087	202,334,460	12.42	186,140	7.365	77.86	576	61.96	1.17
AAA	1	127,351	0.01	127,351	7.850	90.00	614	0.00	0.00
AA+	6,271	1,185,981,051	72.81	189,122	6.812	80.78	634	57.95	0.76
B	484	79,455,810	4.88	164,165	8.139	72.88	551	59.73	0.23
C	243	36,747,228	2.26	151,223	8.562	69.88	554	72.62	0.14
CC	131	18,363,820	1.13	140,182	9.980	61.87	545	89.60	0.00
NG	7	1,080,295	0.07	154,328	7.752	85.55	623	62.32	0.00
Total:	**8,817**	**1,628,810,694**	**100.00**	**184,735**	**7.076**	**79.26**	**615**	**59.85**	**0.75**



The Mortgage Loans (All Collateral)

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
June 1, 2005	2	799,041	0.06	399,520	5.746	81.63	588	71.85	0.00
July 1, 2005	11	2,661,888	0.19	241,990	7.763	69.49	555	30.05	0.00
August 1, 2006	2	382,092	0.03	191,046	8.083	84.45	593	41.98	0.00
September 1, 2006	1	184,170	0.01	184,170	9.000	52.86	503	100.00	0.00
October 1, 2006	5	1,169,512	0.08	233,902	7.589	72.08	562	63.69	0.00
November 1, 2006	9	2,497,859	0.18	277,540	5.941	76.06	641	52.88	0.00
December 1, 2006	776	158,136,699	11.46	203,784	6.853	80.76	616	65.63	0.00
December 4, 2006	1	94,793	0.01	94,793	11.400	45.89	520	0.00	0.00
December 6, 2006	1	56,510	0.00	56,510	10.500	75.00	0	100.00	0.00
December 7, 2006	1	145,805	0.01	145,805	9.440	75.00	552	100.00	0.00
December 13, 2006	4	517,235	0.04	129,309	7.802	78.80	582	68.23	0.00
December 14, 2006	1	182,078	0.01	182,078	7.990	90.00	634	0.00	0.00
December 17, 2006	1	86,013	0.01	86,013	9.050	75.00	0	100.00	0.00
December 20, 2006	2	510,088	0.04	255,044	8.422	72.84	610	21.63	0.00
January 1, 2007	5,887	1,106,149,014	80.16	187,897	7.098	79.91	611	58.45	0.00
February 1, 2007	6	936,559	0.07	156,093	8.232	80.19	580	79.82	0.00
October 1, 2007	1	174,620	0.01	174,620	6.500	95.00	673	100.00	0.00
November 1, 2007	1	138,723	0.01	138,723	6.500	69.06	537	100.00	0.00
December 1, 2007	56	10,707,265	0.78	191,201	6.602	81.64	650	65.67	0.00
January 1, 2008	459	93,908,116	6.81	204,593	6.707	79.61	628	55.17	0.00
January 1, 2020	2	464,727	0.03	232,364	8.189	94.28	666	100.00	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**


UBS Investment Bank

The Mortgage Loans (All Collateral)

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than or equal to 4.000	881	222,127,728	16.10	252,131	5.718	75.78	657	63.66	0.00
4.001 - 4.500	1,047	230,597,981	16.71	220,246	6.291	77.04	633	54.02	0.00
4.501 - 5.000	1,279	264,386,947	19.16	206,714	6.725	80.69	626	53.00	0.00
5.001 - 5.500	1,265	234,744,124	17.01	185,568	7.192	82.61	610	56.33	0.00
5.501 - 6.000	1,036	174,638,144	12.66	168,570	7.652	83.67	591	60.63	0.00
6.001 - 6.500	752	115,302,994	8.36	153,328	8.114	83.24	572	63.59	0.00
6.501 - 7.000	423	61,669,370	4.47	145,790	8.583	79.38	552	67.62	0.00
7.001 - 7.500	229	34,877,939	2.53	152,305	8.992	80.49	542	70.42	0.00
7.501 - 8.000	222	30,040,889	2.18	135,319	9.796	76.44	534	77.43	0.00
8.001 - 8.500	53	6,831,853	0.50	128,903	10.190	72.80	537	66.62	0.00
8.501 - 9.000	24	3,060,490	0.22	127,520	10.489	68.21	527	82.98	0.00
9.001 - 9.500	15	1,301,966	0.09	86,798	11.130	63.20	521	81.29	0.00
9.501 - 10.000	3	322,382	0.02	107,461	11.721	69.68	519	22.46	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
4.501 - 5.000	91	25,005,061	1.81	274,781	4.920	76.50	664	69.72	0.00
5.001 - 5.500	272	72,767,864	5.27	267,529	5.341	75.42	658	67.25	0.00
5.501 - 6.000	695	172,986,536	12.54	248,901	5.828	77.63	642	57.50	0.00
6.001 - 6.500	992	232,231,412	16.83	234,104	6.300	78.37	632	55.24	0.00
6.501 - 7.000	1,291	270,774,766	19.62	209,740	6.799	81.46	623	53.78	0.00
7.001 - 7.500	990	183,642,976	13.31	185,498	7.293	81.39	607	57.27	0.00
7.501 - 8.000	1,070	182,956,027	13.26	170,987	7.777	82.13	591	58.71	0.00
8.001 - 8.500	656	93,957,168	6.81	143,227	8.267	82.84	576	70.05	0.00
8.501 - 9.000	548	73,588,102	5.33	134,285	8.777	80.99	560	63.01	0.00
9.001 - 9.500	233	28,048,947	2.03	120,382	9.257	80.05	554	68.89	0.00
9.501 - 10.000	194	23,162,840	1.68	119,396	9.758	77.07	544	72.08	0.00
10.001 - 10.500	93	10,325,085	0.75	111,022	10.251	75.62	537	73.29	0.00
10.501 - 11.000	53	5,126,593	0.37	96,728	10.755	71.25	526	70.47	0.00
11.001 - 11.500	30	3,559,164	0.26	118,639	11.291	68.53	525	68.28	0.00
11.501 - 12.000	13	1,001,437	0.07	77,034	11.710	67.54	514	58.18	0.00
12.001 - 12.500	7	670,573	0.05	95,796	12.357	64.40	513	68.72	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**



The Mortgage Loans (All Collateral)

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10.001 - 10.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
10.501 - 11.000	91	25,005,061	1.81	274,781	4.920	76.50	664	69.72	0.00
11.001 - 11.500	268	71,593,504	5.19	267,140	5.336	75.42	658	67.92	0.00
11.501 - 12.000	693	172,261,280	12.48	248,573	5.829	77.64	642	57.32	0.00
12.001 - 12.500	994	233,031,831	16.89	234,438	6.295	78.36	632	55.23	0.00
12.501 - 13.000	1,290	270,889,641	19.63	209,992	6.797	81.48	623	53.83	0.00
13.001 - 13.500	993	184,394,392	13.36	185,694	7.290	81.36	607	57.18	0.00
13.501 - 14.000	1,071	183,108,262	13.27	170,969	7.776	82.11	591	58.74	0.00
14.001 - 14.500	656	93,957,168	6.81	143,227	8.267	82.84	576	70.05	0.00
14.501 - 15.000	548	73,588,102	5.33	134,285	8.777	80.99	560	63.01	0.00
15.001 - 15.500	233	28,048,947	2.03	120,382	9.257	80.05	554	68.89	0.00
15.501 - 16.000	194	23,162,840	1.68	119,396	9.758	77.07	544	72.08	0.00
16.001 - 16.500	93	10,325,085	0.75	111,022	10.251	75.62	537	73.29	0.00
16.501 - 17.000	54	5,207,264	0.38	96,431	10.751	71.39	528	69.38	0.00
17.001 - 17.500	30	3,559,164	0.26	118,639	11.291	68.53	525	68.28	0.00
17.501 - 18.000	13	1,001,437	0.07	77,034	11.710	67.54	514	58.18	0.00
18.001 - 18.500	7	670,573	0.05	95,796	12.357	64.40	513	68.72	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**



The Mortgage Loans (All Collateral)

Distribution by Initial Periodic Rate Caps

Initial Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.00	20	5,386,519	0.39	269,326	6.763	71.65	586	43.62	0.00
2.00	1	347,781	0.03	347,781	5.750	84.33	643	100.00	0.00
3.00	7,208	1,374,168,506	99.58	190,645	7.043	80.00	613	59.13	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**

Distribution by Subsequent Periodic Rate Caps

Subsequent Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.00	7,221	1,377,629,434	99.84	190,781	7.043	79.98	612	59.08	0.00
1.50	8	2,273,372	0.16	284,172	5.795	72.60	631	58.22	0.00
Total:	**7,229**	**1,379,902,806**	**100.00**	**190,884**	**7.041**	**79.96**	**612**	**59.08**	**0.00**



The Group I Mortgage Loans

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their May 1, 2005 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)		
Number of Mortgage Loans:	5,326				
Aggregate Current Principal Balance:	$895,740,438				
Average Current Principal Balance:	$168,183		$48,896	-	$553,660
Aggregate Original Principal Balance:	$898,743,105				
Average Original Principal Balance:	$168,746		$50,000	-	$556,000
Fully Amortizing Mortgage Loans:	100%				
Interest Only Loans:	8.61%				
1st Lien:	99.41%				
% MI	73.74				
Wtd. Avg. Gross Coupon:	7.116%		4.290%	-	12.500%
Wtd. Avg. Original Term (months):	357		120	-	360
Wtd. Avg. Remaining Term (months):	353		115	-	357
Margin (ARM Loans Only):	5.156%		2.590%	-	7.990%
Maximum Interest Rate (ARM Loans Only):	13.084%		10.290%	-	18.500%
Minimum Interest Rate (ARM Loans Only):	7.083%		4.290%	-	12.500%
Wtd. Avg. Original LTV (1):	79.50%		6.41%	-	100.00%
Wtd. Avg. Effective LTV(1)	63.41%				
Wtd. Avg. Borrower FICO:	615		500	-	806
Wtd. Avg. Debt to Income Ratio:	41.72%				
Geographic Distribution (Top 5):	California	15.84%			
	New York	12.56%			
	Massachusetts	11.44%			
	Florida	6.53%			
	New Jersey	4.94%			

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.



The Group I Mortgage Loans

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	71	3,537,770	0.39	49,828	8.985	66.30	585	77.47	18.29
50,001 - 100,000	1,151	88,071,797	9.83	76,518	8.158	79.33	606	77.79	4.14
100,001 - 150,000	1,365	171,134,679	19.11	125,373	7.373	79.56	609	71.62	0.48
150,001 - 200,000	1,125	195,561,930	21.83	173,833	7.073	78.78	610	65.54	0.08
200,001 - 250,000	701	157,444,985	17.58	224,601	6.823	78.33	615	59.40	0.00
250,001 - 300,000	484	132,247,233	14.76	273,238	6.803	79.41	620	53.91	0.00
300,001 - 350,000	310	100,595,360	11.23	324,501	6.795	81.63	624	45.82	0.00
350,001 - 400,000	74	27,046,003	3.02	365,487	6.934	82.86	633	45.68	0.00
400,001 - 450,000	26	11,012,320	1.23	423,551	6.534	81.64	636	30.96	0.00
450,001 - 500,000	16	7,512,449	0.84	469,528	6.955	86.00	647	56.64	0.00
500,001 - 550,000	2	1,022,250	0.11	511,125	6.798	86.42	717	0.00	0.00
550,001 - 600,000	1	553,660	0.06	553,660	5.750	80.00	639	0.00	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**



The Group I Mortgage Loans

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
4.501 - 5.000	52	11,623,081	1.30	223,521	4.924	77.39	669	65.62	0.00
5.001 - 5.500	153	33,480,856	3.74	218,829	5.367	75.28	660	69.09	0.00
5.501 - 6.000	497	106,295,622	11.87	213,874	5.841	76.11	647	59.96	0.00
6.001 - 6.500	742	146,024,869	16.30	196,799	6.312	77.00	635	59.93	0.00
6.501 - 7.000	986	183,450,344	20.48	186,055	6.805	80.14	626	58.48	0.00
7.001 - 7.500	724	122,316,087	13.66	168,945	7.301	81.07	610	58.34	0.09
7.501 - 8.000	786	122,247,698	13.65	155,531	7.779	81.67	593	61.57	0.22
8.001 - 8.500	507	71,261,869	7.96	140,556	8.283	82.44	580	70.30	0.39
8.501 - 9.000	419	52,600,824	5.87	125,539	8.785	80.47	566	66.17	1.11
9.001 - 9.500	194	21,683,226	2.42	111,769	9.274	81.83	565	68.29	2.98
9.501 - 10.000	150	15,914,458	1.78	106,096	9.764	80.38	555	77.19	5.48
10.001 - 10.500	63	4,862,750	0.54	77,187	10.259	81.05	563	61.42	21.25
10.501 - 11.000	26	1,764,029	0.20	67,847	10.737	73.17	552	48.03	31.87
11.001 - 11.500	13	976,130	0.11	75,087	11.178	80.11	547	55.75	50.69
11.501 - 12.000	8	686,979	0.08	85,872	11.748	75.05	544	69.67	33.58
12.001 - 12.500	5	453,361	0.05	90,672	12.348	68.09	521	13.40	40.34
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**


UBS
Investment
Bank

The Group I Mortgage Loans

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
<= 500	48	6,873,221	0.77	143,192	8.434	71.04	500	68.33	0.87
501 - 520	335	52,282,644	5.84	156,068	8.222	72.25	511	64.37	0.92
521 - 540	408	67,098,618	7.49	164,457	8.003	74.62	531	71.98	0.09
541 - 560	418	69,648,215	7.78	166,623	7.714	76.41	549	72.00	0.76
561 - 580	510	80,347,739	8.97	157,545	7.406	76.75	570	70.53	0.51
581 - 600	578	93,021,604	10.38	160,937	7.243	79.40	591	71.92	0.41
601 - 620	665	104,845,415	11.70	157,662	7.115	80.60	610	67.47	0.91
621 - 640	686	113,639,669	12.69	165,655	6.818	80.62	631	61.38	0.90
641 - 660	586	104,205,756	11.63	177,826	6.607	81.53	650	56.22	0.34
661 - 680	452	83,101,337	9.28	183,853	6.522	81.95	670	48.09	0.48
681 - 700	263	49,519,914	5.53	188,289	6.584	83.59	690	45.45	0.77
701 - 720	146	27,523,381	3.07	188,516	6.560	84.20	710	42.64	0.18
721 - 740	100	18,654,860	2.08	186,549	6.546	83.68	730	43.85	0.67
741 - 760	69	12,099,945	1.35	175,362	6.482	86.47	751	46.35	0.50
761 - 780	38	8,637,549	0.96	227,304	6.636	83.69	771	37.54	0.00
781 - 800	21	3,755,976	0.42	178,856	6.489	83.76	790	53.54	0.00
801 - 820	3	484,596	0.05	161,532	6.991	86.79	804	49.07	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	5,249	890,475,486	99.41	169,647	7.100	79.52	615	61.85	0.00
Second Lien	77	5,264,953	0.59	68,376	9.905	75.12	611	41.14	100.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**



The Group I Mortgage Loans

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	225	30,455,435	3.40	135,357	7.032	41.43	596	47.89	1.95
50.01 - 55.00	111	18,336,376	2.05	165,193	6.911	52.79	579	62.28	0.00
55.01 - 60.00	127	22,665,668	2.53	178,470	6.806	57.86	584	62.63	0.86
60.01 - 65.00	261	45,991,395	5.13	176,212	6.856	63.49	588	51.80	1.15
65.01 - 70.00	327	58,032,730	6.48	177,470	7.041	68.80	583	53.17	1.23
70.01 - 75.00	427	77,125,995	8.61	180,623	7.135	73.89	586	53.53	0.75
75.01 - 80.00	1,770	284,874,049	31.80	160,946	6.938	79.76	622	61.08	0.23
80.01 - 85.00	413	74,309,690	8.30	179,927	7.194	84.22	611	60.60	1.18
85.01 - 90.00	949	169,368,921	18.91	178,471	7.272	89.66	632	59.13	0.00
90.01 - 95.00	651	106,936,077	11.94	164,264	7.505	94.75	633	85.40	0.10
95.01 -100.00	65	7,644,102	0.85	117,602	7.818	99.33	675	81.80	13.18
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Full	3,545	552,928,492	61.73	155,974	7.151	80.73	606	100.00	0.39
Limited Income & Asset	22	5,454,387	0.61	247,927	7.363	79.18	589	0.00	1.46
Stated Doc	1,759	337,357,560	37.66	191,789	7.055	77.49	629	0.00	0.89
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**



The Group I Mortgage Loans

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refi	3,200	554,655,931	61.92	173,330	7.124	77.00	603	60.68	0.74
Purchase	1,697	270,134,672	30.16	159,184	7.070	84.35	643	60.41	0.33
Rate & Term Refi	429	70,949,835	7.92	165,384	7.234	80.53	602	74.93	0.39
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	4,212	674,177,230	75.26	160,061	7.138	79.11	610	63.90	0.63
Two Family	318	71,581,938	7.99	225,100	6.894	79.84	633	44.74	0.58
Pud	391	69,950,003	7.81	178,900	7.083	81.54	615	69.23	0.48
Low Rise Condo (2-4 floors)	236	36,048,449	4.02	152,748	7.238	81.40	628	55.93	0.65
Three Family	112	30,214,137	3.37	269,769	7.028	78.92	642	52.08	0.00
Four Family	41	10,944,493	1.22	266,939	7.349	82.13	640	45.42	0.00
High Rise Condo (gt 8 floors)	12	2,195,209	0.25	182,934	6.832	86.34	660	34.47	0.00
Two-Four Family Units Unknown	4	628,978	0.07	157,245	7.034	73.88	604	9.41	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**



The Group I Mortgage Loans

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	4,810	820,363,176	91.58	170,554	7.072	79.29	611	63.39	0.64
Investor Occupied	450	64,800,535	7.23	144,001	7.678	81.80	660	44.90	0.00
Second Home	66	10,576,727	1.18	160,253	7.107	81.47	638	35.83	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
New York	499	112,494,807	12.56	225,440	6.982	76.29	618	44.11	1.02
Massachusetts	464	102,483,065	11.44	220,869	6.750	77.03	622	50.97	0.42
Southern California	399	88,930,048	9.93	222,882	6.653	74.90	611	49.05	0.83
Florida	412	58,487,961	6.53	141,961	7.441	80.75	613	61.26	1.74
Northern California	245	52,964,505	5.91	216,182	6.430	76.39	633	59.68	0.62
New Jersey	224	44,292,876	4.94	197,736	7.171	77.26	612	51.85	0.59
Texas	320	38,311,214	4.28	119,723	7.695	82.03	600	70.08	0.00
Illinois	233	36,152,248	4.04	155,160	7.642	82.57	609	73.87	0.15
Michigan	262	33,486,322	3.74	127,810	7.498	83.94	604	75.08	0.00
Rhode Island	163	31,155,487	3.48	191,138	6.785	78.21	616	60.23	0.53
Other	2,105	296,981,905	33.15	141,084	7.336	82.51	613	73.94	0.38
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**


UBS
Investment
Bank

The Group I Mortgage Loans

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	81	8,232,014	0.92	101,630	7.454	67.29	617	63.72	4.24
181 - 240	50	6,572,717	0.73	131,454	7.346	70.49	628	50.37	7.93
301 - 360	5,195	880,935,707	98.35	169,574	7.111	79.68	615	61.79	0.50
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 YR FIXED	5	609,873	0.07	121,975	7.736	85.26	618	100.00	0.00
15YR FXD	61	6,169,203	0.69	101,134	7.506	65.58	616	54.30	5.65
20YR FXD	50	6,572,717	0.73	131,454	7.346	70.49	628	50.37	7.93
2/6 MONTH LIBOR	3,695	617,721,284	68.96	167,178	7.205	80.05	603	61.75	0.00
2/6 MONTH LIBOR -60 MONTHS IO	313	69,228,363	7.73	221,177	6.184	82.71	671	57.88	0.00
30YR FXD	889	139,713,845	15.60	157,158	7.265	76.09	631	65.76	3.15
3/6 MONTH LIBOR	271	46,443,640	5.18	171,379	6.917	80.51	622	57.05	0.00
3/6 MONTH LIBOR -60 MONTHS IO	34	7,866,387	0.88	231,364	6.092	81.04	670	66.53	0.00
6 MONTH LIBOR	8	1,415,126	0.16	176,891	8.711	76.93	543	37.00	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**



The Group I Mortgage Loans

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	1,931	337,931,396	37.73	175,003	7.176	79.08	612	57.21	0.72
12	375	79,939,331	8.92	213,172	6.909	76.21	622	52.64	0.34
24	2,362	380,251,316	42.45	160,987	7.077	80.98	612	65.86	0.09
30	9	1,767,385	0.20	196,376	7.431	84.20	602	72.31	0.00
36	649	95,851,010	10.70	147,690	7.230	77.72	630	68.66	2.31
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	373	59,799,131	6.68	160,319	7.696	75.85	554	70.19	0.58
AA	673	114,218,340	12.75	169,715	7.414	77.66	571	62.99	0.60
AA+	3,804	643,800,811	71.87	169,243	6.877	81.16	635	59.76	0.63
B	297	48,702,688	5.44	163,982	8.029	72.74	555	64.26	0.24
C	142	23,155,183	2.59	163,065	8.393	69.73	554	75.78	0.22
CC	31	5,145,524	0.57	165,985	9.209	61.46	563	95.92	0.00
NG	6	918,762	0.10	153,127	7.577	84.77	632	55.70	0.00
Total:	**5,326**	**895,740,438**	**100.00**	**168,183**	**7.116**	**79.50**	**615**	**61.73**	**0.59**


UBS
Investment
Bank

The Group I Mortgage Loans

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
June 1, 2005	1	224,947	0.03	224,947	6.400	60.27	523	0.00	0.00
July 1, 2005	7	1,190,179	0.16	170,026	9.148	80.08	547	43.99	0.00
August 1, 2006	2	382,092	0.05	191,046	8.083	84.45	593	41.98	0.00
September 1, 2006	1	184,170	0.02	184,170	9.000	52.86	503	100.00	0.00
October 1, 2006	4	810,774	0.11	202,694	7.452	73.00	574	47.62	0.00
November 1, 2006	5	1,001,259	0.13	200,252	6.348	76.12	657	77.32	0.00
December 1, 2006	534	95,105,817	12.81	178,101	6.976	80.63	612	64.34	0.00
December 13, 2006	3	380,256	0.05	126,752	7.371	75.00	588	56.79	0.00
December 14, 2006	1	182,078	0.02	182,078	7.990	90.00	634	0.00	0.00
January 1, 2007	3,457	588,555,301	79.25	170,250	7.120	80.29	610	60.87	0.00
February 1, 2007	1	347,900	0.05	347,900	8.800	85.00	550	100.00	0.00
October 1, 2007	1	174,620	0.02	174,620	6.500	95.00	673	100.00	0.00
November 1, 2007	1	138,723	0.02	138,723	6.500	69.06	537	100.00	0.00
December 1, 2007	38	6,218,227	0.84	163,638	6.849	82.76	646	74.15	0.00
January 1, 2008	265	47,778,458	6.43	180,296	6.793	80.28	627	56.11	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**



The Group I Mortgage Loans

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than or equal to 4.000	489	100,878,271	13.58	206,295	5.729	75.76	658	66.46	0.00
4.001 - 4.500	604	111,794,190	15.05	185,090	6.292	76.83	638	56.86	0.00
4.501 - 5.000	779	142,645,158	19.21	183,113	6.691	80.89	628	56.29	0.00
5.001 - 5.500	780	133,437,635	17.97	171,074	7.166	82.83	613	56.42	0.00
5.501 - 6.000	655	104,096,142	14.02	158,925	7.648	83.23	589	62.17	0.00
6.001 - 6.500	500	73,430,779	9.89	146,862	8.137	82.60	571	64.98	0.00
6.501 - 7.000	280	40,871,857	5.50	145,971	8.545	79.13	552	68.73	0.00
7.001 - 7.500	159	24,522,188	3.30	154,228	8.973	81.39	541	74.63	0.00
7.501 - 8.000	75	10,998,581	1.48	146,648	9.568	79.69	536	79.86	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
4.501 - 5.000	51	11,400,202	1.54	223,533	4.922	77.15	668	64.95	0.00
5.001 - 5.500	147	32,463,108	4.37	220,837	5.366	75.25	660	68.12	0.00
5.501 - 6.000	405	85,401,530	11.50	210,868	5.825	77.85	645	59.75	0.00
6.001 - 6.500	613	121,139,975	16.31	197,618	6.303	78.00	632	58.65	0.00
6.501 - 7.000	792	146,975,756	19.79	185,575	6.806	81.59	622	57.84	0.00
7.001 - 7.500	615	104,975,212	14.13	170,691	7.297	81.51	607	57.31	0.00
7.501 - 8.000	649	101,650,660	13.69	156,627	7.779	82.33	590	60.41	0.00
8.001 - 8.500	426	61,250,835	8.25	143,781	8.271	83.17	575	71.99	0.00
8.501 - 9.000	339	44,874,912	6.04	132,374	8.783	80.32	561	63.31	0.00
9.001 - 9.500	143	17,177,509	2.31	120,122	9.264	81.82	558	67.63	0.00
9.501 - 10.000	102	11,944,331	1.61	117,101	9.742	79.69	546	77.94	0.00
10.001 - 10.500	27	2,411,437	0.32	89,312	10.256	81.32	529	68.70	0.00
10.501 - 11.000	9	637,506	0.09	70,834	10.708	69.85	537	55.49	0.00
11.501 - 12.000	1	63,845	0.01	63,845	11.950	80.00	501	100.00	0.00
12.001 - 12.500	1	209,726	0.03	209,726	12.500	60.00	502	0.00	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**


UBS
Investment
Bank

The Group I Mortgage Loans

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10.001 - 10.500	1	98,255	0.01	98,255	4.290	80.00	626	100.00	0.00
10.501 - 11.000	51	11,400,202	1.54	223,533	4.922	77.15	668	64.95	0.00
11.001 - 11.500	146	32,325,075	4.35	221,405	5.367	75.44	659	67.99	0.00
11.501 - 12.000	404	85,053,749	11.45	210,529	5.826	77.83	645	59.59	0.00
12.001 - 12.500	612	121,007,930	16.29	197,725	6.301	77.96	632	58.61	0.00
12.501 - 13.000	791	147,090,631	19.81	185,955	6.802	81.62	622	57.93	0.00
13.001 - 13.500	617	105,245,290	14.17	170,576	7.295	81.48	607	57.42	0.00
13.501 - 14.000	650	101,802,895	13.71	156,620	7.778	82.28	590	60.47	0.00
14.001 - 14.500	426	61,250,835	8.25	143,781	8.271	83.17	575	71.99	0.00
14.501 - 15.000	339	44,874,912	6.04	132,374	8.783	80.32	561	63.31	0.00
15.001 - 15.500	143	17,177,509	2.31	120,122	9.264	81.82	558	67.63	0.00
15.501 - 16.000	102	11,944,331	1.61	117,101	9.742	79.69	546	77.94	0.00
16.001 - 16.500	27	2,411,437	0.32	89,312	10.256	81.32	529	68.70	0.00
16.501 - 17.000	10	718,178	0.10	71,818	10.691	70.99	550	49.26	0.00
17.501 - 18.000	1	63,845	0.01	63,845	11.950	80.00	501	100.00	0.00
18.001 - 18.500	1	209,726	0.03	209,726	12.500	60.00	502	0.00	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**


UBS
Investment
Bank

The Group I Mortgage Loans

Distribution By Initial Periodic Rate Caps

Initial Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.00	11	1,844,116	0.25	167,647	8.144	70.95	562	51.65	0.00
2.00	1	347,781	0.05	347,781	5.750	84.33	643	100.00	0.00
3.00	4,309	740,482,903	99.70	171,846	7.081	80.35	612	61.11	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**

Distribution By Subsequent Periodic Rate Caps

Subsequent Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	4,317	741,898,029	99.90	171,855	7.084	80.34	612	61.06	0.00
1.500	4	776,772	0.10	194,193	6.038	66.04	633	100.00	0.00
Total:	**4,321**	**742,674,800**	**100.00**	**171,876**	**7.083**	**80.33**	**612**	**61.10**	**0.00**



The Group II Mortgage Loans

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their May 1, 2005 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,491		
Aggregate Current Principal Balance:	$733,070,256		
Average Current Principal Balance:	$209,989		$44,738 - $1,445,989
Aggregate Original Principal Balance:	$734,951,444		
Average Original Principal Balance:	$210,527		$50,000 - $1,450,000
Fully Amortizing Mortgage Loans:	100%		
Interest Only Loans:	28.60%		
1st Lien:	99.06%		
% MI	65.11		
Wtd. Avg. Gross Coupon:	7.026%		4.850% - 12.450%
Wtd. Avg. Original Term (months):	359		120 - 360
Wtd. Avg. Remaining Term (months):	354		116 - 357
Margin (ARM Loans Only):	5.013%		2.890% - 9.750%
Maximum Interest Rate (ARM Loans Only):	12.994%		10.850% - 18.450%
Minimum Interest Rate (ARM Loans Only):	6.991%		4.850% - 12.450%
Wtd. Avg. Original LTV (1):	78.97%		18.28% - 100.00%
Wtd. Avg. Effective LTV (1):	64.97%		
Wtd. Avg. Borrower FICO:	616		500 - 815
Wtd. Avg. Debt to Income Ratio:	23.93%		
Geographic Distribution (Top 5):	California	35.06%	
	New York	7.44%	
	Florida	7.19%	
	Massachusetts	5.97%	
	New Jersey	4.22%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.



The Group II Mortgage Loans

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	52	2,585,352	0.35	49,718	8.930	63.65	568	71.29	3.86
50,001 - 100,000	867	65,860,817	8.98	75,964	8.435	77.58	596	78.53	4.92
100,001 - 150,000	774	96,393,610	13.15	124,540	7.621	78.03	606	76.11	2.28
150,001 - 200,000	504	87,812,457	11.98	174,231	7.187	78.76	607	66.23	1.03
200,001 - 250,000	282	63,399,333	8.65	224,820	7.133	79.46	607	57.12	0.71
250,001 - 300,000	207	56,730,502	7.74	274,060	6.767	79.05	616	52.36	0.00
300,001 - 350,000	120	38,871,394	5.30	323,928	6.647	80.74	622	58.10	0.00
350,001 - 400,000	260	97,794,542	13.34	376,133	6.615	80.09	626	51.81	0.00
400,001 - 450,000	138	58,717,571	8.01	425,490	6.435	81.48	632	44.60	0.00
450,001 - 500,000	118	56,374,726	7.69	477,752	6.544	79.76	627	41.48	0.00
500,001 - 550,000	57	30,057,383	4.10	527,323	6.437	82.45	635	47.30	0.00
550,001 - 600,000	50	28,931,966	3.95	578,639	6.624	82.30	624	58.15	0.00
600,001 - 650,000	16	10,054,527	1.37	628,408	6.717	78.81	622	49.99	0.00
650,001 - 700,000	6	3,978,884	0.54	663,147	7.172	82.42	630	17.09	0.00
700,001 - 750,000	13	9,544,074	1.30	734,160	6.646	73.60	614	23.24	0.00
750,001 - 800,000	4	3,117,821	0.43	779,455	6.199	72.55	688	24.63	0.00
800,001 - 850,000	3	2,481,964	0.34	827,321	6.960	76.66	649	0.00	0.00
850,001 - 900,000	4	3,531,125	0.48	882,781	6.461	65.65	605	50.02	0.00
900,001 - 950,000	3	2,775,128	0.38	925,043	6.704	72.22	605	33.01	0.00
950,001 - 1,000,000	4	3,912,388	0.53	978,097	7.070	68.72	611	24.85	0.00
1,000,001 -1,250,000	8	8,698,703	1.19	1,087,338	6.489	61.36	628	36.96	0.00
1,250,001 -1,500,000	1	1,445,989	0.20	1,445,989	7.900	50.00	514	100.00	0.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**



The Group II Mortgage Loans

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	40	13,604,859	1.86	340,121	4.919	75.95	661	73.72	0.00
5.001 - 5.500	127	40,708,370	5.55	320,538	5.312	75.34	657	67.13	0.00
5.501 - 6.000	349	105,153,833	14.34	301,300	5.842	75.97	644	57.64	0.00
6.001 - 6.500	444	127,686,294	17.42	287,582	6.299	78.26	635	52.18	0.00
6.501 - 7.000	600	144,513,256	19.71	240,855	6.796	80.20	625	50.04	0.00
7.001 - 7.500	435	87,962,460	12.00	202,213	7.290	80.68	609	58.15	0.00
7.501 - 8.000	496	91,410,328	12.47	184,295	7.772	81.52	594	57.80	0.27
8.001 - 8.500	268	37,833,666	5.16	141,170	8.263	82.28	582	66.02	1.17
8.501 - 9.000	271	34,639,827	4.73	127,822	8.768	81.31	568	62.86	2.64
9.001 - 9.500	116	13,014,737	1.78	112,196	9.263	78.16	557	70.94	6.11
9.501 - 10.000	137	14,948,044	2.04	109,110	9.784	76.15	553	67.51	11.61
10.001 - 10.500	84	9,503,902	1.30	113,142	10.260	75.61	547	71.96	11.33
10.501 - 11.000	62	5,882,889	0.80	94,885	10.757	73.40	539	72.68	13.48
11.001 - 11.500	39	4,301,204	0.59	110,287	11.293	71.41	535	62.12	12.91
11.501 - 12.000	16	1,263,040	0.17	78,940	11.763	66.95	523	51.91	11.86
12.001 - 12.500	7	643,546	0.09	91,935	12.280	67.42	528	71.61	28.39
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**


UBS
Investment
Bank

The Group II Mortgage Loans

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
<= 500	46	5,831,644	0.80	126,775	8.491	76.10	500	62.74	2.30
501 - 520	261	46,862,940	6.39	179,551	8.519	72.69	511	65.31	0.18
521 - 540	245	38,597,150	5.27	157,539	8.406	73.12	531	71.06	0.83
541 - 560	272	47,806,378	6.52	175,759	7.741	73.44	550	66.52	1.59
561 - 580	291	56,568,994	7.72	194,395	7.430	77.03	571	60.49	0.64
581 - 600	434	85,531,617	11.67	197,077	7.063	79.42	591	71.77	0.99
601 - 620	558	121,089,709	16.52	217,007	6.887	81.00	610	65.98	0.97
621 - 640	434	96,104,847	13.11	221,440	6.714	80.15	629	53.81	1.24
641 - 660	306	72,598,374	9.90	237,250	6.490	81.08	650	51.21	1.55
661 - 680	214	55,976,535	7.64	261,573	6.415	79.83	671	38.90	0.29
681 - 700	171	44,163,091	6.02	258,264	6.350	80.48	690	38.37	1.29
701 - 720	106	25,922,956	3.54	244,556	6.356	83.19	708	43.53	0.66
721 - 740	62	15,694,192	2.14	253,132	6.360	83.42	730	43.10	0.00
741 - 760	50	10,755,381	1.47	215,108	6.324	81.05	750	27.43	0.00
761 - 780	30	7,500,578	1.02	250,019	6.241	84.44	770	43.99	0.00
781 - 800	6	1,003,151	0.14	167,192	6.749	86.01	786	83.67	0.00
801 - 820	5	1,062,718	0.14	212,544	6.679	75.21	807	12.46	0.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	3,420	726,174,336	99.06	212,332	6.999	78.93	616	57.69	0.00
Second Lien	71	6,895,920	0.94	97,126	9.881	83.19	616	42.74	100.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**


UBS
Investment
Bank

The Group II Mortgage Loans

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	134	20,880,238	2.85	155,823	7.191	42.27	588	50.75	0.00
50.01 - 55.00	85	17,338,676	2.37	203,984	6.609	52.80	606	63.72	0.35
55.01 - 60.00	105	19,949,133	2.72	189,992	7.017	57.92	591	44.25	0.65
60.01 - 65.00	201	42,462,554	5.79	211,256	7.234	63.67	589	46.88	1.06
65.01 - 70.00	246	56,754,100	7.74	230,708	6.915	68.98	597	47.88	1.25
70.01 - 75.00	307	68,320,525	9.32	222,542	7.101	74.04	597	50.82	0.93
75.01 - 80.00	1,107	227,091,716	30.98	205,142	6.851	79.69	621	56.17	0.72
80.01 - 85.00	393	78,926,261	10.77	200,830	6.938	84.39	625	58.59	0.79
85.01 - 90.00	499	121,175,117	16.53	242,836	7.079	89.66	632	55.48	0.30
90.01 - 95.00	354	70,045,702	9.56	197,869	7.479	94.69	624	85.13	0.50
95.01 -100.00	60	10,126,234	1.38	168,771	7.535	99.28	676	88.29	19.12
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Full	2,305	421,875,207	57.55	183,026	7.073	80.34	606	100.00	0.70
Limited Income & Asset	11	2,035,335	0.28	185,030	8.634	70.40	563	0.00	0.00
No Income No Asset	85	17,921,159	2.44	210,837	6.758	78.83	711	0.00	0.00
No Ratio	1	136,242	0.02	136,242	6.250	85.00	662	0.00	0.00
Stated Doc	1,089	291,102,314	39.71	267,312	6.964	77.05	625	0.00	1.36
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**



The Group II Mortgage Loans

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refi	2,193	476,408,695	64.99	217,241	7.021	76.56	605	55.38	1.10
Purchase	1,057	209,773,626	28.62	198,461	7.002	84.16	642	59.72	0.73
Rate & Term Refi	241	46,887,935	6.40	194,556	7.193	80.29	609	69.86	0.24
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	2,596	544,670,684	74.30	209,812	7.007	78.44	612	57.55	1.02
Pud	330	79,532,550	10.85	241,008	7.009	81.35	616	59.02	0.85
Low Rise Condo (2-4 floors)	162	34,123,510	4.65	210,639	7.131	79.92	621	48.95	0.63
Two Family	122	32,781,013	4.47	268,697	7.005	81.11	642	40.72	0.74
Manufactured Housing	210	23,664,434	3.23	112,688	7.337	78.71	643	97.28	0.00
Three Family	24	7,529,685	1.03	313,737	7.049	78.93	638	37.59	0.00
Four Family	22	4,336,868	0.59	197,130	7.381	79.75	677	39.21	2.60
High Rise Condo (gt 8 floors)	15	4,276,764	0.58	285,118	7.058	78.44	633	68.72	1.82
Two-Four Family Units Unknown	9	2,027,037	0.28	225,226	6.921	80.55	652	47.42	0.00
Coop	1	127,709	0.02	127,709	8.870	80.00	514	0.00	0.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**


UBS
Investment
Bank

The Group II Mortgage Loans

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	3,251	687,621,310	93.80	211,511	6.998	78.90	614	59.17	0.94
Investor Occupied	188	32,287,539	4.40	171,742	7.610	81.80	659	31.50	0.97
Second Home	52	13,161,407	1.80	253,104	7.058	75.78	637	36.63	0.83
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Southern California	459	148,407,623	20.24	323,328	6.581	77.05	616	45.62	1.21
Northern California	336	108,572,676	14.81	323,133	6.313	78.14	632	58.28	1.31
New York	166	54,565,330	7.44	328,707	6.929	80.07	638	40.22	2.97
Florida	323	52,743,763	7.19	163,293	7.558	78.57	613	51.13	1.53
Massachusetts	144	43,742,144	5.97	303,765	6.764	76.98	628	46.76	1.06
New Jersey	105	30,938,708	4.22	294,654	7.127	74.79	602	49.83	0.00
Texas	231	29,234,671	3.99	126,557	7.872	80.37	596	66.02	0.22
Virginia	148	26,336,520	3.59	177,949	7.713	81.29	596	73.78	0.23
Michigan	147	18,915,597	2.58	128,678	7.510	82.78	599	78.16	0.00
Illinois	84	14,987,479	2.04	178,422	7.539	81.10	606	65.69	0.00
Other	1,348	204,625,746	27.91	151,800	7.366	80.67	611	69.76	0.32
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**



The Group II Mortgage Loans

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	43	4,365,282	0.60	101,518	7.552	69.12	616	54.66	3.05
181 - 240	28	2,363,133	0.32	84,398	8.180	71.03	612	83.64	10.02
301 - 360	3,420	726,341,841	99.08	212,381	7.019	79.05	616	57.48	0.90
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 YR FIXED	1	83,045	0.01	83,045	7.250	62.96	540	100.00	0.00
15YR FXD	36	3,749,870	0.51	104,163	7.554	67.79	621	55.47	3.55
15/6 MONTH LIBOR/30 YR	2	464,727	0.06	232,364	8.189	94.28	666	100.00	0.00
20YR FXD	28	2,363,133	0.32	84,398	8.180	71.03	612	83.64	10.02
2/6 MONTH LIBOR	2,102	404,055,075	55.12	192,224	7.328	78.52	603	55.75	0.00
2/6 MONTH LIBOR -60 MONTHS IO	587	180,043,706	24.56	306,718	6.359	82.04	632	59.71	0.00
30YR FXD	488	81,498,197	11.12	167,005	7.278	75.28	632	61.40	8.01
30YR FXD -60 MONTHS IO	30	8,148,005	1.11	271,600	6.553	78.91	660	76.06	0.00
3/6 MONTH LIBOR	145	29,157,480	3.98	201,086	6.909	78.51	624	50.08	0.00
3/6 MONTH LIBOR -60 MONTHS IO	67	21,461,215	2.93	320,317	6.147	79.71	643	59.75	0.00
6 MONTH LIBOR	5	2,045,802	0.28	409,160	6.319	69.08	576	41.57	0.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**



The Group II Mortgage Loans

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	919	192,871,383	26.31	209,871	7.288	78.34	615	51.91	1.65
12	107	32,452,074	4.43	303,290	6.977	77.11	629	53.45	0.40
24	1,965	418,453,802	57.08	212,954	6.928	80.13	612	59.61	0.32
36	500	89,292,998	12.18	178,586	6.939	75.56	634	61.55	2.54
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	220	44,921,548	6.13	204,189	7.608	75.74	557	64.45	0.52
AA	414	88,116,121	12.02	212,841	7.302	78.11	582	60.63	1.89
AAA	1	127,351	0.02	127,351	7.850	90.00	614	0.00	0.00
AA+	2,467	542,180,240	73.96	219,773	6.735	80.34	634	55.80	0.91
B	187	30,753,122	4.20	164,455	8.312	73.09	544	52.55	0.20
C	101	13,592,045	1.85	134,575	8.849	70.15	555	67.26	0.00
CC	100	13,218,297	1.80	132,183	10.280	62.03	538	87.14	0.00
NG	1	161,533	0.02	161,533	8.750	90.00	574	100.00	0.00
Total:	**3,491**	**733,070,256**	**100.00**	**209,989**	**7.026**	**78.97**	**616**	**57.55**	**0.94**


UBS
Investment
Bank

The Group II Mortgage Loans

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
June 1, 2005	1	574,093	0.09	574,093	5.490	90.00	613	100.00	0.00
July 1, 2005	4	1,471,709	0.23	367,927	6.643	60.92	562	18.77	0.00
October 1, 2006	1	358,738	0.06	358,738	7.900	70.00	533	100.00	0.00
November 1, 2006	4	1,496,600	0.23	374,150	5.668	76.01	630	36.54	0.00
December 1, 2006	242	63,030,882	9.89	260,458	6.666	80.96	622	67.58	0.00
December 4, 2006	1	94,793	0.01	94,793	11.400	45.89	520	0.00	0.00
December 6, 2006	1	56,510	0.01	56,510	10.500	75.00	0	100.00	0.00
December 7, 2006	1	145,805	0.02	145,805	9.440	75.00	552	100.00	0.00
December 13, 2006	1	136,979	0.02	136,979	9.000	89.35	566	100.00	0.00
December 17, 2006	1	86,013	0.01	86,013	9.050	75.00	0	100.00	0.00
December 20, 2006	2	510,088	0.08	255,044	8.422	72.84	610	21.63	0.00
January 1, 2007	2,430	517,593,713	81.23	213,002	7.072	79.48	611	55.70	0.00
February 1, 2007	5	588,659	0.09	117,732	7.896	77.35	598	67.89	0.00
December 1, 2007	18	4,489,038	0.70	249,391	6.260	80.09	655	53.92	0.00
January 1, 2008	194	46,129,657	7.24	237,782	6.618	78.91	630	54.21	0.00
January 1, 2020	2	464,727	0.07	232,364	8.189	94.28	666	100.00	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**



The Group II Mortgage Loans

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than or equal to 4.000	392	121,249,457	19.03	309,310	5.709	75.81	656	61.32	0.00
4.001 - 4.500	443	118,803,791	18.64	268,180	6.290	77.24	629	51.35	0.00
4.501 - 5.000	500	121,741,789	19.10	243,484	6.765	80.45	623	49.15	0.00
5.001 - 5.500	485	101,306,489	15.90	208,879	7.226	82.34	606	56.21	0.00
5.501 - 6.000	381	70,542,003	11.07	185,150	7.657	84.32	595	58.37	0.00
6.001 - 6.500	252	41,872,214	6.57	166,160	8.074	84.35	573	61.17	0.00
6.501 - 7.000	143	20,797,513	3.26	145,437	8.659	79.88	551	65.45	0.00
7.001 - 7.500	70	10,355,751	1.63	147,939	9.036	78.36	545	60.45	0.00
7.501 - 8.000	147	19,042,309	2.99	129,540	9.928	74.56	534	76.03	0.00
8.001 - 8.500	53	6,831,853	1.07	128,903	10.190	72.80	537	66.62	0.00
8.501 - 9.000	24	3,060,490	0.48	127,520	10.489	68.21	527	82.98	0.00
9.001 - 9.500	15	1,301,966	0.20	86,798	11.130	63.20	521	81.29	0.00
9.501 - 10.000	3	322,382	0.05	107,461	11.721	69.68	519	22.46	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	40	13,604,859	2.14	340,121	4.919	75.95	661	73.72	0.00
5.001 - 5.500	125	40,304,756	6.33	322,438	5.320	75.55	656	66.54	0.00
5.501 - 6.000	290	87,585,006	13.74	302,017	5.831	77.42	639	55.31	0.00
6.001 - 6.500	379	111,091,437	17.43	293,117	6.297	78.78	632	51.52	0.00
6.501 - 7.000	499	123,799,009	19.43	248,094	6.791	81.30	624	48.97	0.00
7.001 - 7.500	375	78,667,763	12.35	209,781	7.288	81.24	607	57.20	0.00
7.501 - 8.000	421	81,305,367	12.76	193,124	7.774	81.89	591	56.58	0.00
8.001 - 8.500	230	32,706,333	5.13	142,201	8.259	82.21	576	66.40	0.00
8.501 - 9.000	209	28,713,191	4.51	137,384	8.768	82.03	559	62.56	0.00
9.001 - 9.500	90	10,871,438	1.71	120,794	9.246	77.25	547	70.87	0.00
9.501 - 10.000	92	11,218,510	1.76	121,940	9.775	74.28	542	65.83	0.00
10.001 - 10.500	66	7,913,648	1.24	119,904	10.250	73.88	539	74.68	0.00
10.501 - 11.000	44	4,489,087	0.70	102,025	10.761	71.45	525	72.60	0.00
11.001 - 11.500	30	3,559,164	0.56	118,639	11.291	68.53	525	68.28	0.00
11.501 - 12.000	12	937,592	0.15	78,133	11.693	66.69	515	55.33	0.00
12.001 - 12.500	6	460,847	0.07	76,808	12.292	66.40	518	100.00	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**


UBS Investment Bank

The Group II Mortgage Loans

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10.501 - 11.000	40	13,604,859	2.14	340,121	4.919	75.95	661	73.72	0.00
11.001 - 11.500	122	39,268,429	6.16	321,872	5.311	75.40	656	67.87	0.00
11.501 - 12.000	289	87,207,531	13.69	301,756	5.833	77.46	639	55.11	0.00
12.001 - 12.500	382	112,023,900	17.58	293,256	6.287	78.80	633	51.58	0.00
12.501 - 13.000	499	123,799,009	19.43	248,094	6.791	81.30	624	48.97	0.00
13.001 - 13.500	376	79,149,102	12.42	210,503	7.284	81.18	607	56.86	0.00
13.501 - 14.000	421	81,305,367	12.76	193,124	7.774	81.89	591	56.58	0.00
14.001 - 14.500	230	32,706,333	5.13	142,201	8.259	82.21	576	66.40	0.00
14.501 - 15.000	209	28,713,191	4.51	137,384	8.768	82.03	559	62.56	0.00
15.001 - 15.500	90	10,871,438	1.71	120,794	9.246	77.25	547	70.87	0.00
15.501 - 16.000	92	11,218,510	1.76	121,940	9.775	74.28	542	65.83	0.00
16.001 - 16.500	66	7,913,648	1.24	119,904	10.250	73.88	539	74.68	0.00
16.501 - 17.000	44	4,489,087	0.70	102,025	10.761	71.45	525	72.60	0.00
17.001 - 17.500	30	3,559,164	0.56	118,639	11.291	68.53	525	68.28	0.00
17.501 - 18.000	12	937,592	0.15	78,133	11.693	66.69	515	55.33	0.00
18.001 - 18.500	6	460,847	0.07	76,808	12.292	66.40	518	100.00	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**



The Group II Mortgage Loans

Distribution By Initial Periodic Rate Caps

Initial Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.00	9	3,542,403	0.56	393,600	6.044	72.01	599	39.44	0.00
3.00	2,899	633,685,603	99.44	218,588	6.998	79.58	614	56.83	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**

Distribution By Subsequent Periodic Rate Caps

Subsequent Periodic Rate Caps (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.00	2,904	635,731,406	99.77	218,916	6.996	79.55	614	56.78	0.00
1.50	4	1,496,600	0.23	374,150	5.668	76.01	630	36.54	0.00
Total:	**2,908**	**637,228,006**	**100.00**	**219,129**	**6.993**	**79.54**	**614**	**56.73**	**0.00**



Sensitivity Analysis
To Optional Termination

Class A-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.44	3.01	2.20	1.65	1.30
Principal Window	1 - 146	1 - 98	1 - 71	1 - 55	1 - 35

Class A-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.44	3.01	2.20	1.65	1.30
Principal Window	1 - 146	1 - 98	1 - 71	1 - 55	1 - 35

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.69	1.23	1.00	0.84	0.72
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.48	4.29	3.00	2.10	1.77
Principal Window	39 - 146	26 - 98	21 - 71	18 - 36	15 - 28

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	12.20	8.20	5.95	4.51	2.62
Principal Window	146 - 146	98 - 98	71 - 71	36 - 55	28 - 34

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.45	4.45	4.49	3.46
Principal Window	47 - 146	39 - 98	43 - 71	50 - 55	35 - 43

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.44	4.37	4.17	3.62
Principal Window	47 - 146	38 - 98	41 - 71	46 - 55	43 - 43

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.44	4.32	3.99	3.62
Principal Window	47 - 146	38 - 98	41 - 71	44 - 55	43 - 43

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.43	4.27	3.86	3.62
Principal Window	47 - 146	37 - 98	39 - 71	41 - 55	43 - 43

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.42	4.24	3.77	3.59
Principal Window	47 - 146	37 - 98	39 - 71	41 - 55	42 - 43



Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.42	4.23	3.72	3.51
Principal Window	47 - 146	37 - 98	38 - 71	40 - 55	41 - 43

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.42	4.21	3.68	3.41
Principal Window	47 - 146	37 - 98	38 - 71	39 - 55	39 - 43

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.07	5.42	4.21	3.64	3.33
Principal Window	47 - 146	37 - 98	37 - 71	38 - 55	38 - 43

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	7.88	5.28	4.08	3.53	3.21
Principal Window	47 - 146	37 - 98	37 - 71	38 - 55	37 - 43

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	7.26	4.86	3.77	3.25	3.10
Principal Window	47 - 121	37 - 80	37 - 59	37 - 45	36 - 37

Class M-11 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.28	4.21	3.32	3.12	3.04
Principal Window	47 - 99	37 - 66	37 - 48	37 - 37	36 - 36



Sensitivity Analysis

To Maturity

Class A-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.79	3.28	2.41	1.80	1.30
Principal Window	1 - 300	1 - 224	1 - 169	1 - 132	1 - 35

Class A-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.79	3.28	2.41	1.80	1.30
Principal Window	1 - 300	1 - 224	1 - 169	1 - 132	1 - 35

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.69	1.23	1.00	0.84	0.72
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.48	4.29	3.00	2.10	1.77
Principal Window	39 - 150	26 - 100	21 - 73	18 - 36	15 - 28

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	16.75	11.51	8.47	6.40	2.62
Principal Window	150 - 297	100 - 219	73 - 165	36 - 128	28 - 34

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.86	6.02	4.89	4.84	5.86
Principal Window	47 - 250	39 - 176	43 - 130	50 - 101	35 - 104

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.83	5.98	4.78	4.48	5.04
Principal Window	47 - 238	38 - 166	41 - 122	46 - 95	54 - 75

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.79	5.95	4.70	4.29	4.41
Principal Window	47 - 228	38 - 157	41 - 116	44 - 89	49 - 71

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.73	5.89	4.62	4.12	4.03
Principal Window	47 - 219	37 - 151	39 - 111	41 - 85	43 - 68


UBS
Investment
Bank

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.65	5.83	4.55	4.00	3.78
Principal Window	47 - 201	37 - 137	39 - 101	41 - 77	42 - 61

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.58	5.77	4.50	3.92	3.67
Principal Window	47 - 193	37 - 131	38 - 96	40 - 74	41 - 58

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.45	5.68	4.41	3.82	3.53
Principal Window	47 - 183	37 - 124	38 - 90	39 - 70	39 - 55

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.25	5.54	4.30	3.70	3.39
Principal Window	47 - 166	37 - 112	37 - 82	38 - 63	38 - 49

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	7.88	5.28	4.08	3.53	3.21
Principal Window	47 - 148	37 - 99	37 - 73	38 - 56	37 - 44

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	7.26	4.86	3.77	3.25	3.10
Principal Window	47 - 121	37 - 80	37 - 59	37 - 45	36 - 37

Class M-11 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.28	4.21	3.32	3.12	3.04
Principal Window	47 - 99	37 - 66	37 - 48	37 - 37	36 - 36



Net WAC Rate Cap (%) for Group I Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	N/A	N/A	46	7.39	11.80
2	6.08	10.00	47	6.67	10.91
3	5.89	10.00	48	6.89	11.18
4	5.89	10.00	49	6.66	10.91
5	6.08	10.00	50	6.88	11.17
6	5.89	10.00	51	6.65	10.95
7	6.08	10.00	52	6.65	10.95
8	5.89	10.00	53	6.87	11.21
9	5.89	10.00	54	6.64	10.94
10	6.52	10.00	55	6.86	11.20
11	5.79	10.00	56	6.63	10.93
12	5.98	10.00	57	6.63	10.93
13	5.79	10.00	58	7.34	11.77
14	5.98	10.00	59	6.62	10.92
15	5.79	10.00	60	6.84	11.18
16	5.79	10.00	61	6.62	10.91
17	5.98	10.00	62	6.83	11.17
18	5.79	10.00	63	6.61	10.91
19	5.98	10.00	64	6.60	10.90
20	5.79	10.00	65	6.82	11.16
21	6.92	10.00	66	6.60	10.89
22	7.65	10.00	67	6.81	11.15
23	6.90	10.00	68	6.59	10.89
24	7.13	10.00	69	6.58	10.88
25	6.89	10.00	70	7.28	11.69
26	7.12	10.00	71	6.58	10.88
27	6.89	10.00	72	N/A	11.12
28	6.89	10.00			
29	7.11	10.00			
30	6.88	10.00			
31	6.86	10.00			
32	6.63	10.00			
33	6.72	10.27			
34	7.18	10.77			
35	6.71	10.27			
36	6.93	10.51			
37	6.70	10.26			
38	6.92	10.51			
39	6.70	10.94			
40	6.69	10.93			
41	6.91	11.19			
42	6.69	10.93			
43	6.91	11.18			
44	6.68	10.92			
45	6.68	10.92			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 3.10% and 3.50%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.



Net WAC Rate Cap (%) for Group II Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	N/A	N/A	46	7.43	11.15
2	6.07	10.00	47	6.71	10.06
3	5.88	10.00	48	6.93	10.39
4	5.88	10.00	49	6.71	10.04
5	6.08	10.00	50	6.93	10.36
6	5.88	10.00	51	6.70	10.07
7	6.08	10.00	52	6.70	10.06
8	5.88	10.00	53	6.92	10.38
9	5.88	10.00	54	6.69	10.03
10	6.51	10.00	55	6.91	10.36
11	5.79	10.00	56	6.69	10.01
12	5.98	10.00	57	6.68	10.00
13	5.79	10.00	58	7.40	11.05
14	5.98	10.00	59	6.68	9.97
15	5.79	10.00	60	6.90	10.29
16	5.79	10.00	61	6.67	9.94
17	5.98	10.00	62	6.89	10.26
18	5.79	10.00	63	6.67	9.92
19	5.98	10.00	64	6.66	9.90
20	5.79	10.00	65	6.88	10.22
21	6.93	10.00	66	6.66	9.87
22	7.67	10.00	67	6.88	10.19
23	6.92	10.00	68	6.65	9.85
24	7.14	10.00	69	6.65	9.83
25	6.91	10.00	70	7.36	10.87
26	7.14	10.00	71	6.64	9.80
27	6.91	10.00	72	N/A	10.12
28	6.90	10.00			
29	7.13	10.00			
30	6.90	10.00			
31	6.88	10.00			
32	6.65	10.00			
33	6.75	10.28			
34	7.21	10.82			
35	6.75	10.28			
36	6.97	10.54			
37	6.74	10.28			
38	6.96	10.54			
39	6.73	10.09			
40	6.73	10.08			
41	6.95	10.41			
42	6.73	10.06			
43	6.95	10.38			
44	6.72	10.04			
45	6.72	10.09			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 3.10% and 3.50%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.



Net WAC Rate Cap (%) for the Class M Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	N/A	N/A	46	7.41	10.96
2	6.08	9.50	47	6.69	9.88
3	5.88	9.50	48	6.91	10.20
4	5.88	9.50	49	6.68	9.86
5	6.08	9.50	50	6.90	10.17
6	5.88	9.50	51	6.67	9.88
7	6.08	9.50	52	6.67	9.87
8	5.88	9.50	53	6.89	10.19
9	5.88	9.50	54	6.66	9.84
10	6.52	9.50	55	6.88	10.16
11	5.79	9.50	56	6.66	9.81
12	5.98	9.50	57	6.65	9.80
13	5.79	9.50	58	7.36	10.83
14	5.98	9.50	59	6.65	9.77
15	5.79	9.50	60	6.87	10.08
16	5.79	9.50	61	6.64	9.74
17	5.98	9.50	62	6.86	10.05
18	5.79	9.50	63	6.63	9.71
19	5.98	9.50	64	6.63	9.70
20	5.79	9.50	65	6.85	10.00
21	6.92	9.50	66	6.62	9.67
22	7.66	9.50	67	6.84	9.97
23	6.91	9.50	68	6.62	9.64
24	7.13	9.50	69	6.61	9.62
25	6.90	9.50	70	7.32	10.63
26	7.13	9.50	71	6.60	9.59
27	6.90	9.50	72	N/A	9.89
28	6.89	9.50			
29	7.12	9.50			
30	6.89	9.50			
31	6.87	9.50			
32	6.64	9.50			
33	6.73	10.14			
34	7.19	10.66			
35	6.73	10.14			
36	6.95	10.38			
37	6.72	10.13			
38	6.94	9.50			
39	6.71	9.93			
40	6.71	9.92			
41	6.93	10.24			
42	6.70	9.89			
43	6.92	10.21			
44	6.70	9.87			
45	6.70	9.91			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 3.10% and 3.50%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.



Group I Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	5/12/2005	6/25/2005	N/A	N/A	N/A
2	6/25/2005	7/25/2005	744,903,000	5.78	9.70
3	7/25/2005	8/25/2005	732,793,000	5.59	9.70
4	8/25/2005	9/25/2005	718,808,000	5.59	9.70
5	9/25/2005	10/25/2005	702,980,000	5.78	9.70
6	10/25/2005	11/25/2005	685,363,000	5.59	9.70
7	11/25/2005	12/25/2005	666,014,000	5.78	9.70
8	12/25/2005	1/25/2006	645,013,000	5.59	9.70
9	1/25/2006	2/25/2006	622,445,000	5.59	9.70
10	2/25/2006	3/25/2006	600,528,000	6.22	9.70
11	3/25/2006	4/25/2006	579,242,000	5.49	9.70
12	4/25/2006	5/25/2006	558,570,000	5.68	9.70
13	5/25/2006	6/25/2006	538,493,000	5.49	9.70
14	6/25/2006	7/25/2006	518,995,000	5.68	9.70
15	7/25/2006	8/25/2006	500,059,000	5.49	9.70
16	8/25/2006	9/25/2006	481,668,000	5.49	9.70
17	9/25/2006	10/25/2006	463,807,000	5.69	9.70
18	10/25/2006	11/25/2006	446,460,000	5.49	9.70
19	11/25/2006	12/25/2006	429,592,000	5.69	9.70
20	12/25/2006	1/25/2007	400,795,000	5.49	9.70
21	1/25/2007	2/25/2007	373,551,000	7.65	9.70
22	2/25/2007	3/25/2007	347,905,000	8.49	9.70
23	3/25/2007	4/25/2007	323,629,000	7.62	9.70
24	4/25/2007	5/25/2007	300,660,000	7.87	9.70
25	5/25/2007	6/25/2007	286,124,000	7.60	9.70
26	6/25/2007	7/25/2007	272,078,000	7.86	9.70
27	7/25/2007	8/25/2007	258,504,000	8.29	9.70
28	8/25/2007	9/25/2007	245,411,000	8.28	9.70
29	9/25/2007	10/25/2007	232,758,000	8.56	9.70
30	10/25/2007	11/25/2007	220,528,000	8.26	9.70
31	11/25/2007	12/25/2007	208,709,000	8.29	9.70
32	12/25/2007	1/25/2008	197,285,000	8.01	9.70
33	1/25/2008	2/25/2008	54,376,000	5.85	9.70
34	2/25/2008	3/25/2008	51,658,000	6.27	9.70
35	3/25/2008	4/25/2008	48,999,000	5.84	9.70
36	4/25/2008	5/25/2008	46,399,000	6.04	9.70
37	5/25/2008	6/25/2008	43,857,000	5.83	9.70
38	6/25/2008	7/25/2008	44,189,000	6.03	9.70
39	7/25/2008	8/25/2008	44,523,000	5.99	9.70
40	8/25/2008	9/25/2008	44,858,000	5.99	9.70
41	9/25/2008	10/25/2008	45,195,000	6.19	9.70
42	10/25/2008	11/25/2008	45,534,000	5.97	9.70
43	11/25/2008	12/25/2008	45,875,000	6.18	9.70
44	12/25/2008	1/25/2009	46,218,000	5.96	9.70
45	1/25/2009	2/25/2009	38,795,000	5.39	9.70
46	2/25/2009	3/25/2009	39,170,000	6.00	9.70
47	3/25/2009	4/25/2009	38,386,000	5.39	9.70
48	4/25/2009	5/25/2009	37,508,000	5.58	9.70
49	5/25/2009	6/25/2009	36,650,000	5.39	9.70
50	6/25/2009	7/25/2009	35,812,000	5.58	9.70
51	7/25/2009	8/25/2009	34,992,000	5.39	9.70
52	8/25/2009	9/25/2009	34,190,000	5.39	9.70
53	9/25/2009	10/25/2009	33,407,000	5.58	9.70
54	10/25/2009	11/25/2009	32,641,000	5.39	9.70
55	11/25/2009	12/25/2009	31,893,000	5.58	9.70
56	12/25/2009	1/25/2010	31,161,000	5.39	9.70
57	1/25/2010	2/25/2010	30,446,000	5.39	9.70
58	2/25/2010	3/25/2010	29,747,000	6.00	9.70



Group I Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
59	3/25/2010	4/25/2010	29,063,000	5.39	9.70
60	4/25/2010	5/25/2010	28,395,000	5.58	9.70
61	5/25/2010	6/25/2010	27,742,000	5.39	9.70
62	6/25/2010	7/25/2010	27,104,000	5.58	9.70
63	7/25/2010	8/25/2010	26,480,000	5.39	9.70
64	8/25/2010	9/25/2010	25,870,000	5.39	9.70
65	9/25/2010	10/25/2010	25,274,000	5.58	9.70
66	10/25/2010	11/25/2010	24,692,000	5.39	9.70
67	11/25/2010	12/25/2010	24,122,000	5.58	9.70
68	12/25/2010	1/25/2011	23,566,000	5.39	9.70
69	1/25/2011	2/25/2011	23,022,000	5.39	9.70
70	2/25/2011	3/25/2011	22,490,000	6.00	9.70
71	3/25/2011	4/25/2011	21,970,000	5.39	9.70
72	4/25/2011	5/25/2011	21,462,000	5.58	9.70
73	5/25/2011	6/25/2011	0		



Group II Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	5/12/2005	6/25/2005	N/A	N/A	N/A
2	6/25/2005	7/25/2005	609,735,000	5.88	9.81
3	7/25/2005	8/25/2005	599,905,000	5.69	9.81
4	8/25/2005	9/25/2005	588,515,000	5.69	9.81
5	9/25/2005	10/25/2005	575,587,000	5.89	9.81
6	10/25/2005	11/25/2005	561,167,000	5.69	9.81
7	11/25/2005	12/25/2005	545,300,000	5.89	9.81
8	12/25/2005	1/25/2006	528,053,000	5.69	9.81
9	1/25/2006	2/25/2006	509,498,000	5.69	9.81
10	2/25/2006	3/25/2006	491,480,000	6.32	9.81
11	3/25/2006	4/25/2006	473,983,000	5.60	9.81
12	4/25/2006	5/25/2006	456,992,000	5.79	9.81
13	5/25/2006	6/25/2006	440,493,000	5.60	9.81
14	6/25/2006	7/25/2006	424,471,000	5.79	9.81
15	7/25/2006	8/25/2006	408,913,000	5.60	9.81
16	8/25/2006	9/25/2006	393,804,000	5.60	9.81
17	9/25/2006	10/25/2006	379,133,000	5.79	9.81
18	10/25/2006	11/25/2006	364,885,000	5.60	9.81
19	11/25/2006	12/25/2006	351,029,000	5.79	9.81
20	12/25/2006	1/25/2007	326,884,000	5.60	9.81
21	1/25/2007	2/25/2007	304,055,000	7.86	9.81
22	2/25/2007	3/25/2007	282,552,000	8.71	9.81
23	3/25/2007	4/25/2007	262,213,000	7.83	9.81
24	4/25/2007	5/25/2007	242,986,000	8.09	9.81
25	5/25/2007	6/25/2007	231,009,000	7.82	9.81
26	6/25/2007	7/25/2007	219,440,000	8.08	9.81
27	7/25/2007	8/25/2007	208,265,000	8.55	9.81
28	8/25/2007	9/25/2007	197,485,000	8.54	9.81
29	9/25/2007	10/25/2007	187,071,000	8.83	9.81
30	10/25/2007	11/25/2007	177,011,000	8.53	9.81
31	11/25/2007	12/25/2007	167,293,000	8.56	9.81
32	12/25/2007	1/25/2008	157,903,000	8.28	9.81
33	1/25/2008	2/25/2008	37,023,000	6.14	9.81
34	2/25/2008	3/25/2008	35,105,000	6.57	9.81
35	3/25/2008	4/25/2008	33,232,000	6.13	9.81
36	4/25/2008	5/25/2008	31,401,000	6.34	9.81
37	5/25/2008	6/25/2008	29,613,000	6.12	9.81
38	6/25/2008	7/25/2008	29,833,000	6.33	9.81
39	7/25/2008	8/25/2008	0		



Mezzanine Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	5/12/2005	6/25/2005	N/A	N/A	N/A
2	6/25/2005	7/25/2005	244,323,000	5.29	8.71
3	7/25/2005	8/25/2005	244,323,000	5.09	8.71
4	8/25/2005	9/25/2005	244,323,000	5.09	8.71
5	9/25/2005	10/25/2005	244,323,000	5.29	8.71
6	10/25/2005	11/25/2005	244,323,000	5.09	8.71
7	11/25/2005	12/25/2005	244,323,000	5.29	8.71
8	12/25/2005	1/25/2006	244,323,000	5.09	8.71
9	1/25/2006	2/25/2006	244,323,000	5.10	8.71
10	2/25/2006	3/25/2006	244,323,000	5.73	8.71
11	3/25/2006	4/25/2006	244,323,000	5.00	8.71
12	4/25/2006	5/25/2006	244,323,000	5.19	8.71
13	5/25/2006	6/25/2006	244,323,000	5.00	8.71
14	6/25/2006	7/25/2006	244,323,000	5.19	8.71
15	7/25/2006	8/25/2006	244,323,000	5.00	8.71
16	8/25/2006	9/25/2006	244,323,000	5.00	8.71
17	9/25/2006	10/25/2006	244,323,000	5.20	8.71
18	10/25/2006	11/25/2006	244,323,000	5.00	8.71
19	11/25/2006	12/25/2006	244,323,000	5.20	8.71
20	12/25/2006	1/25/2007	244,323,000	5.00	8.71
21	1/25/2007	2/25/2007	244,323,000	7.20	8.71
22	2/25/2007	3/25/2007	244,323,000	8.05	8.71
23	3/25/2007	4/25/2007	244,323,000	7.18	8.71
24	4/25/2007	5/25/2007	244,323,000	7.43	8.71
25	5/25/2007	6/25/2007	244,323,000	7.16	8.71
26	6/25/2007	7/25/2007	244,323,000	7.42	8.71
27	7/25/2007	8/25/2007	244,323,000	7.86	8.71
28	8/25/2007	9/25/2007	244,323,000	7.86	8.71
29	9/25/2007	10/25/2007	244,323,000	8.14	8.71
30	10/25/2007	11/25/2007	244,323,000	7.84	8.71
31	11/25/2007	12/25/2007	244,323,000	7.87	8.71
32	12/25/2007	1/25/2008	244,323,000	7.59	8.71
33	1/25/2008	2/25/2008	66,618,000	5.43	8.71
34	2/25/2008	3/25/2008	67,121,000	5.86	8.71
35	3/25/2008	4/25/2008	67,628,000	5.42	8.71
36	4/25/2008	5/25/2008	68,138,000	5.63	8.71
37	5/25/2008	6/25/2008	68,653,000	5.41	8.71
38	6/25/2008	7/25/2008	0		



Breakeven Table

Static Libor

Class	M1	M2	M3	M4	M5	M6
Rating (S / M / F)	AA+/Aa1/AA+	AA+/Aa2/AA+	AA/Aa3/AA+	AA/NR/AA	AA-/NR/AA-	A+/NR/A+
Loss Severity (%)	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Default (CDR) (%)	31.81	25.73	22.16	17.10	15.49	13.76
Collateral Loss (%)	15.94	13.92	12.58	10.44	9.70	8.85

Class	M7	M8	M9	M10	M11
Rating (S / M / F)	A/NR/A	A-/NR/A-	BBB+/NR/BBB+	BBB/NR/BBB	BBB-/NR/BBB-
Loss Severity (%)	30.00%	30.00%	30.00%	30.00%	30.00%
Default (CDR) (%)	11.75	10.23	8.60	7.77	7.23
Collateral Loss (%)	7.81	6.97	6.03	5.52	5.19

Forward Libor

Class	M1	M2	M3	M4	M5	M6
Rating (S / M / F)	AA+/Aa1/AA+	AA+/Aa2/AA+	AA/Aa3/AA+	AA/NR/AA	AA-/NR/AA-	A+/NR/A+
Loss Severity (%)	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Default (CDR) (%)	29.40	23.47	19.98	15.05	13.48	11.78
Collateral Loss (%)	15.18	13.10	11.70	9.49	8.71	7.83

Class	M7	M8	M9	M10	M11
Rating (S / M / F)	A/NR/A	A-/NR/A-	BBB+/NR/BBB+	BBB/NR/BBB	BBB-/NR/BBB-
Loss Severity (%)	30.00%	30.00%	30.00%	30.00%	30.00%
Default (CDR) (%)	9.82	8.34	6.79	6.05	5.57
Collateral Loss (%)	6.74	5.88	4.92	4.44	4.13

Assumptions:

Run at Pricing Speed to Maturity
All Trigger Events Failing (Including Group I Senior Trigger Event)
12 month lag to recovery
"Break" is CDR that creates the first dollar loss on the related bond
Defaults are in addition to prepayments
Servicer advances 100% until liquidation

Excess Spread

Period	% At Static LIBOR (1)(3)	% At Fwd LIBOR (2)(3)	1m Fwd LIBOR (%)	6m Fwd LIBOR (%)
1	N/A	N/A	3.2204	3.6043
2	2.6768	2.4501	3.3283	3.7445
3	2.5636	2.1658	3.4876	3.8604
4	2.5620	1.9530	3.6937	3.9787
5	2.6736	1.9286	3.8506	4.0580
6	2.5580	1.7391	3.8985	4.0972
7	2.6692	1.7762	4.0000	4.1173
8	2.5529	1.5661	4.0629	4.1276
9	2.5505	1.4627	4.1625	4.1336
10	2.8893	1.9010	4.1690	4.1297
11	2.4440	1.4339	4.0871	4.1329
12	2.5547	1.6505	4.0134	4.1521
13	2.4370	1.4592	4.0560	4.1952
14	2.5478	1.5611	4.0973	4.2351
15	2.4296	1.3703	4.1368	4.2741
16	2.4257	1.3251	4.1775	4.3153
17	2.5365	1.4328	4.2169	4.3524
18	2.4176	1.2352	4.2581	4.3850
19	2.5285	1.3459	4.2973	4.4056
20	2.4061	1.1470	4.3345	4.4213
21	3.5680	2.9800	4.3725	4.4356
22	3.9022	3.4034	4.4080	4.4500
23	3.5413	2.9084	4.4094	4.4618
24	3.6440	3.0935	4.3657	4.4763
25	3.5203	2.8984	4.3938	4.5048
26	3.6293	3.0221	4.4210	4.5315
27	3.5049	2.9141	4.4499	4.5578
28	3.4969	2.8770	4.4773	4.5863
29	3.6060	3.0059	4.5017	4.6095
30	3.4804	2.8057	4.5287	4.6295
31	3.3394	2.6852	4.5542	4.6363
32	3.2146	2.4851	4.5812	4.6415
33	3.3007	2.6760	4.6043	4.6452
34	3.5275	2.9773	4.6278	4.6481
35	3.2814	2.6401	4.6178	4.6508
36	3.3900	2.8463	4.5671	4.6580
37	3.2612	2.6492	4.5859	4.6771
38	3.4069	2.8157	4.6027	4.6935
39	3.3089	2.7006	4.6209	4.7114
40	3.3192	2.6906	4.6389	4.7285
41	3.4438	2.8457	4.6572	4.7440
42	3.3334	2.6643	4.6751	4.7592
43	3.4539	2.8192	4.6906	4.7675
44	3.3429	2.6374	4.7074	4.7758
45	3.3474	2.6779	4.7240	4.7836
46	3.6968	3.1716	4.7380	4.7901

Period	% At Static LIBOR (1)(3)	% At Fwd LIBOR (2)(3)	1m Fwd LIBOR (%)	6m Fwd LIBOR (%)
47	3.3542	2.6655	4.7391	4.7977
48	3.4699	2.8467	4.7248	4.8069
49	3.3561	2.6644	4.7384	4.8207
50	3.4710	2.8172	4.7523	4.8343
51	3.3574	2.6815	4.7657	4.8468
52	3.3582	2.6679	4.7781	4.8589
53	3.4731	2.8226	4.7911	4.8701
54	3.3603	2.6396	4.8045	4.8830
55	3.4751	2.7955	4.8172	4.8942
56	3.3629	2.6139	4.8292	4.9074
57	3.3644	2.6543	4.8402	4.9179
58	3.7055	3.1527	4.8505	4.9288
59	3.3680	2.6315	4.8628	4.9415
60	3.4822	2.7907	4.8732	4.9514
61	3.3708	2.6095	4.8841	4.9625
62	3.4847	2.7686	4.8951	4.9732
63	3.3739	2.6340	4.9059	4.9831
64	3.3757	2.6229	4.9171	4.9930
65	3.4896	2.7842	4.9265	5.0026
66	3.3798	2.6043	4.9366	5.0106
67	3.4936	2.7660	4.9463	5.0172
68	3.3845	2.5869	4.9560	5.0241
69	3.3872	2.6116	4.9649	5.0296
70	3.7228	3.1167	4.9727	5.0356
71	3.3931	2.6025	4.9773	5.0427

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.10% and 3.50% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee, the credit risk manager fee and the mortgage insurance fee), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).


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Rating Agency Contacts	
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Tara Moayed	212-438-1804
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Wen Hsu	212-908-0633